NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 5, 2021

MANAGEMENT INFORMATION CIRCULAR

Your vote is important. This document tells you who can vote, what you will be voting on and how to vote.

Effective Date: March 15, 2021

Table of Contents

Letter to Shareholders
LETTER TO SHAREHOLDERS
Dear Fellow Shareholders,
On behalf of the Board of Directors, I am pleased to present you with this year’s Management Information Circular and invite you to attend our annual general meeting of Shareholders on Wednesday, May 5, 2021 at 10:00 a.m. PST / 1:00 p.m. EST. Due to the COVID-19 pandemic, this year’s annual general meeting will be held virtually and details on accessing the meeting can be found in the "Section: Solicitation of Proxies" within this document. The agenda will include a vote for the election of directors, a vote for the selection of our independent auditors and the adoption of an advisory resolution to accept the Corporation’s approach to executive compensation. The annual general meeting also offers an opportunity for our shareholders to ask questions of the Board of Directors and members of the Executive Management team. We encourage you to read this circular and vote your shares virtually at the meeting, online, by phone, or by completing and sending in your proxy or voting instruction form by mail or fax.
The COVID-19 pandemic has had a significant impact on the global economy and certainly impacted our business this past year. Our foremost priority throughout this pandemic has been the health and safety of our employees, customers and communities. The Board of Directors and Executive Management have been very active during the pandemic, taking agile actions related to personnel safety, the impact of temporary closures on our customers, mitigating risk to our operations and protecting our business.
While the COVID-19 pandemic adversely impacted our financial performance this past year, we were encouraged by signs of recovery in our sales volumes over the second half of the year and by an acceleration in many trends that positively influence an increased demand for clean transportation solutions. Our mission - driving innovation to power a cleaner tomorrow - has always been to offer the most advanced clean fuel systems and components to deliver compelling economic and environmental benefits to our customers. We were delighted to see more vehicles powered by our high-pressure direct injection ("HPDI")TM technology on the road over 2020, with more coming in 2021 and beyond. Despite the challenges of 2020, Westport Fuel Systems continued to research and develop new technologies, including hydrogen HPDITM which we anticipate will continue to put us at the forefront of innovation in clean transportation solutions. Now, more than ever, our products are essential in the global quest to reduce greenhouse gas ("GHG") emissions and improve urban air quality.
Board of Director Changes
In July of 2020, Mr. Peter Yu retired as a director on our board. On behalf of the Westport Fuel Systems Board of Directors I would like to extend our appreciation to Peter for his 4.5 years of contribution and service to the company. To fill this vacancy, on January 7, 2021 we were pleased to announce the appointment of Tony Guglielmin to the Board of Directors. Tony brings with him a wealth of knowledge and experience, including in the clean energy sector and we are excited to add him to this year’s nominee slate.

Executive Compensation Matters
In response to the effects of the COVID-19 pandemic on our business, the Corporation quickly took steps to preserve cash, manage liquidity and ensure compensation was appropriately aligned to the changing global conditions. Part of this effort involved the Board of Directors and Executive Management taking a series of austerity measures to reduce and defer expenditures to free up cash flow and protect the employment of highly skilled and critical employees. This included the deferral of annual bonus payments for the prior year and members of the senior leadership team and Board of Directors voluntarily reducing their compensation. As the year progressed and our cash position stabilized, bonus payments were issued partly in equity and partly cash to ensure continued cash preservation. More details on these measures can be found in the sections “Director Compensation” and “Executive Compensation”.
Last year we voluntarily introduced our first ever say-on-pay vote in search of your input on our executive compensation program. We were pleased to see that 90.28% of the votes cast were voted in support of our current compensation program. Although we did not make any substantive changes to our executive compensation structure in 2020, in keeping with governance trends in North America and in the interest of soliciting your feedback, we encourage you to submit your say-on-pay vote again this year.

Resilience and ESG Matters
The effects of the COVID-19 pandemic have underscored our long-held belief that resilience is amplified in companies that operate with strong social and environmental principles. Westport Fuel Systems has always delivered products that contribute to a global solution and we continue to strive to find ways to improve our own efforts as a responsible corporate citizen and to share these activities with our stakeholders. 2020 offered the Board of Directors an opportunity to consider how we might boost our efforts. In the later part of 2020, we hosted an ESG (Environment, Social and Governance) ongoing education session for the Board and senior leadership team, bringing experts on the subject to our virtual boardroom to share their expertise and challenge our perspectives. Operating in a sustainable manner has always been implicit in how we view our long-term strategic plans, assess our risks and design our governance oversight. In 2021 we will continue to strengthen how we embed sustainability across our operations and decision-making, enhance our disclosures, communicate our targets and continue to learn and adapt to build upon these efforts in the coming years.
We thank you for your continued support and look forward to having you join us virtually at the annual general meeting in May.
Sincerely,
Dan Hancock, Chair of the Board
WESTPORT FUEL SYSTEMS INC. 2020 MANAGEMENT INFORMATION CIRCULAR | 1

Notice of Annual General Meeting of Shareholders
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 5, 2021
Notice is hereby given that the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Corporation”) will be held virtually on Wednesday, May 5, 2021 at 10:00 a.m. (Pacific Time) at +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International) and http://services.choruscall.ca/links/westportagm20210505.html. For those who wish to vote during the meeting, pre-registration is required and detailed information on how to register is available in the "Section: Solicitation of Proxies" of this document. The purpose of the Meeting is to consider, and to take action with respect to, the following matters:
1.Receive the audited consolidated financial statements for the year ended December 31, 2020, together with the auditors' report on those statements;
2.Vote to elect the directors of Westport Fuel Systems for the next year;
3.Vote on reappointing the auditors for the next year and the authorization of the directors to set their remuneration;
4.Consider and adopt, on an advisory basis, an ordinary resolution accepting the Corporation's approach to executive compensation.
Shareholders are referred to the accompanying management information circular dated March 15, 2021 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting. Only persons registered as holders of Common Shares on the records of Westport Fuel Systems as of the close of business on March 16, 2021, are entitled to receive notice of the Meeting.
Individuals, corporations or other persons directly registered as Shareholders on the share register maintained by Computershare Trust Company of Canada (“Computershare”) on March 16, 2021 (“Registered Shareholders”) may virtually attend the Meeting and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 16, 2021 (“Beneficial Shareholders”) who wish to attend the Meeting and vote should strike out the current names on the proxy and enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker’s agent) and return that proxy to their broker (or the broker’s agent) in accordance with the instructions provided by their broker (or the broker’s agent), well in advance of the Meeting.
Registered and Beneficial Shareholders who do not wish to attend the virtual Meeting or to vote their Common Shares virtually may be represented by proxy. A person appointed as proxyholder does not need to be a Shareholder of Westport Fuel Systems’. Shareholders who are unable to attend the Meeting virtually are requested to date, sign and return the accompanying instrument of proxy (the “Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.
For Registered Shareholders, the Proxy, or other appropriate form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, fax numbers: 1-866-249-7775 (toll free North America), or 1-416-263-9524 (international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered Shareholders may also vote by telephone or over the internet as described in the accompanying Proxy.
For Beneficial Shareholders, the instrument of proxy provided by your broker (or the broker’s agent) can be mailed to Broadridge Financial Solutions, Inc. (“Broadridge”) at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can call Broadridge’s toll-free telephone line to vote: 1-800-474-7493, or access Broadridge’s dedicated voting website at www.proxyvote.com.
Dated at Vancouver, BC as of the 15th day of March, 2021,
By order of the Board of Directors,
Richard Orazietti,
Chief Financial Officer
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Section 1: Voting
Section 1: Voting
SOLICITATION OF PROXIES
This management information circular (this "Circular") is furnished in connection with the solicitation by the management of Westport Fuel Systems Inc. ("Westport Fuel Systems" or the "Corporation") of proxies to be used at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Fuel Systems. Solicitation of proxies will be primarily by mail but may also be by way of online voting, telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport Fuel Systems, at no additional compensation to them. The costs of the solicitation of proxies will be borne by Westport Fuel Systems.
Accessing the Virtual Annual General Meeting
As the impact of COVID-19 continues to evolve and to ensure compliance with public health measures enacted by the province of British Columbia, the head office location of the Corporation, the Meeting will be conducted in a virtual only format. The virtual Meeting is to be held on Wednesday, May 5, 2021 at 10:00 a.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the "Notice").
Registered shareholders and duly appointed proxyholders (“Voter”) will be able to attend the Meeting, ask questions and, where votes were not previously submitted, vote (by phone), all in real time provided they register as a Voter ahead of the Meeting. Non-registered shareholders (being shareholders who hold their Westport Fuel Systems voting shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests. Guests will not be able to vote at the Meeting.

ATTENDEE	MEETING ACCESS INFORMATION
Registered Shareholders and Duly Appointed Proxyholders	Pre-registration (with unique Meeting access to follow) https://tinyurl.com/agmpreregistration
All Other Attendees (Guest Access)	Dial In: +1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International) Webcast: http://services.choruscall.ca/links/westportagm20210505.html
In order to streamline the virtual meeting process, Westport Fuel Systems encourages shareholders to vote in advance of the Meeting using the Voting Instruction Form or the Form of Proxy emailed or mailed to them with the Meeting materials. Please review the "Section: Voting of Common Shares” below for information on how to properly vote your Common Shares.
Appointment of Proxyholders and Revocation of Proxies
An instrument of proxy (the "Proxy") accompanies this Circular. The persons named in the Proxy are an officer of Westport Fuel Systems and Westport Fuel Systems external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent them at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of their appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of their own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: (1-866-249-7775 toll free North America), or 1-416-263-9524 (international)) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.
A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by their duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation.
The document revoking any such Proxy or Alternative Form of Proxy must be deposited either:
i.at the registered office of Westport Fuel Systems (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the Proxy or Alternative Form of Proxy is to be used; or
ii.with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting.
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Section 1: Voting | Solicitation of Proxies
In addition, a Proxy or Alternative Form of Proxy may be revoked:
i.by the Shareholder virtually attending at the Meeting and voting the securities represented by the Proxy or an attorney authorized in writing by the appointing Shareholder, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or
ii.in any other manner permitted by law.
Exercise of Discretion by Proxyholders
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder appointing them. If a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the person named in the Proxy will vote the Common Shares in respect of which they are appointed accordingly. In the absence of such specification, the proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of Westport Fuels Systems (the "Board of Directors" or the "Board"); (iii) the advisory "say-on-pay" resolution, as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport Fuel Systems knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.
Signing of Proxy
A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate their capacity (following their signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport Fuel Systems or Computershare).
COMMUNICATION PROCESS FOR PROXY-RELATED MATERIALS
Westport Fuel Systems uses the notice-and-access process as its method of communication with Shareholders who do not hold Common Shares in their own name on the share register maintained by Computershare (“Beneficial Shareholders”) for shareholder voting and proxy-related materials.
Notwithstanding the notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport Fuel Systems to deliver a written copy of the annual financial statements to persons registered as Shareholders on the share register maintained by Computershare (“Registered Shareholders”) unless such registered Shareholders provide Westport Fuel Systems with written consent to electronic delivery.
Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial Shareholders (both objecting and non-objecting). Computershare, Westport Fuel Systems' transfer agent, is the approved intermediary for mailing proxy related materials to registered Shareholders.
The notice-and-access method is consistent with the Corporation's sustainability objectives to reduce environmental impact and allows Westport Fuel Systems to significantly reduce costs associated with printing and mail delivery.
VOTING OF COMMON SHARES
General
As at March 15, 2021 there were 147,848,018 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only Registered Shareholders as of the close of business on March 16, 2021 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Beneficial Shareholders are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise their voting rights.
Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than ten days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have their name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.
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Section 1: Voting | Voting of Common Shares
Advice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the share register maintained by Computershare as the registered holders of Common Shares as of the Record Date can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the share register maintained by Computershare. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.
Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares virtually at the Meeting or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote virtually at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.
Applicable regulatory policies require brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by their broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.
A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the voting instruction form provided by Broadridge) well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should cross out the names currently on the provided form of proxy, enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or broker's agent) well in advance of the Meeting.
Beneficial Shareholders fall into two categories - those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.
These proxy-related materials are being sent to Registered Shareholders and, to Beneficial Shareholders through use of the notice-and-access process. All Beneficial Shareholders will receive these proxy-related materials through the use of the notice-and-access process (see "Communication Process for Proxy-Related Materials").
The Corporation's OBOs can expect to receive their materials related to the Meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.
Principal Holders of Common Shares
To the knowledge of the directors and executive officers of Westport Fuel Systems, as at March 15, 2021, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, KGD 2012 Trust, MMD 2012 Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable
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Section 1: Voting | Voting of Common Shares
Descendants Trust (collectively, the "Douglas Group"), beneficially owns, or controls or directs, directly or indirectly, 18,712,308 Common Shares, representing approximately 12.66% of the issued and outstanding Common Shares.
To the knowledge of the directors and executive officers of Westport Fuel Systems, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.
CURRENCY AND NOMENCLATURE IN THIS MANAGEMENT INFORMATION CIRCULAR
Unless otherwise specified, all currency amounts are stated in United States dollars. All references to “dollars”, “$” or “US$” are United States dollars, and all references to “C$” or “CDN$” are Canadian Dollars.
Unless otherwise stated, references to "we", "us", "our", "Westport Fuel Systems" or the Corporation are to Westport Fuel Systems Inc. and all of its directly and indirectly majority owned subsidiaries.
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Section 1: Voting | Matters to be Acted Upon
MATTERS TO BE ACTED UPON
1.    Receipt of 2020 Financial Statements
Westport Fuel Systems consolidated financial statements for the fiscal year ended December 31, 2020 are contained in the Corporation's Annual Report and will be forwarded to Registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with requirements of the ABCA being met with advanced circulation of such financial statements. If any Shareholders have questions respecting such financial statements, questions may be brought forward at the Meeting.
2.    Election of Directors
The Board of Directors has fixed the number of directors to be nominated at the Meeting at eight with each director being elected individually and not as a slate. All of the current nominees, with the exception of Anthony ("Tony") Guglielmin, were elected as directors by the Shareholders at the annual general and special meeting of Shareholders on April 29, 2020. Mr. Guglielmin was appointed to the Corporation’s Board effective January 7, 2021 to fill a vacancy. In addition to being an elected director, Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas pursuant to the terms of a nomination agreement between Westport Fuel Systems and members of the Douglas Group dated March 17, 2016. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly appointed, unless their office is vacated earlier in accordance with the by-laws of Westport Fuel Systems or applicable law.
Unless otherwise directed, the persons named in the Proxy intend to vote FOR the election of proposed nominees whose names are set forth in this Circular in Section 2 "Board of Directors".
MAJORITY VOTING POLICY
The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall immediately submit his or her resignation to the Chairman of the Board of Directors who will provide notice of such resignation to the Nominating and Corporate Governance ("NCG") Committee of the Board of Directors for consideration promptly following the Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The NCG Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors within 45 days of the applicable meeting of Shareholders. In considering whether or not to accept the offer of resignation, the NCG Committee will consider all information and factors deemed relevant, including any stated reasons why Shareholders "withheld" votes from the election of the director, the length of service and the qualification of the director, the director's contribution to Westport Fuel Systems, the effect such resignation may have on Westport Fuel Systems ability to comply with applicable governance rules and policies and the dynamic of the Board of Directors. The Board of Directors will consider the recommendation of the NCG Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport Fuel Systems announcing the Board of Director's determination. In considering whether or not to accept the offer of resignation, the Board of Directors will consider the information and factors considered by the NCG Committee and such additional information and factors deemed relevant by the Board of Directors. It is expected that the Board will only determine not to accept the offer of resignation in exceptional circumstances or where the acceptance of such resignation would be reasonably expected to have a material detrimental effect on the Corporation. A director who tenders their resignation will not participate in any meetings of the NCG Committee (if they are a member thereof) or the Board of Directors to consider whether the resignation shall be accepted. Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.
3. Appointment of Auditors
KPMG LLP was originally nominated and subsequently elected and appointed as the auditor of the Corporation effective September 30, 2015. Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that KPMG LLP be nominated for appointment as independent auditor for the current fiscal year.
Unless otherwise instructed, the persons named in the Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, as auditor of the Corporation to hold office for the ensuing year at remuneration to be set by the Board of Directors.
A description of the nature of services and the aggregate fees billed to the Corporation by KPMG LLP and other members of its network is included in the Corporation's Annual Information Form for the year ended December 31, 2020, which has been filed on SEDAR at www.sedar.com under the heading "External Auditor Fees and Services."
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Section 1: Voting | Matters to be Acted Upon

4. Advisory Vote on Approach to Executive Compensation
At the Meeting, the Corporation will conduct its second "say-on-pay" advisory vote on executive compensation. The Corporation's first "say-on-pay" vote, held at its 2020 annual general and special meeting, resulted in 90.28% of voted shares being voted in favour of the resolution accepting the Corporation's approach to executive compensation. Although there were no substantive changes to our executive compensation structure in 2020, in keeping with governance trends in North America and in the interest of soliciting your feedback, we have decided to implement an annual "say-on-pay" advisory vote and encourage you to submit your "say-on-pay" vote again this year.
The purpose of a "say-on-pay" vote is to provide shareholders with an opportunity to cast an advisory vote regarding a corporation's approach to executive compensation. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although the Corporation’s shares are traded on NASDAQ Global Select Market ("NASDAQ"), Westport Fuel Systems is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to the Corporation. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Westport Fuel Systems has decided to voluntarily implement a “say-on-pay” advisory vote.
At the Meeting, Shareholders will be asked to consider and, if thought fit, vote for the below resolution, accepting the Corporation's approach to executive compensation. For information on the Corporation's overall approach to executive compensation please see Section 4: Compensation of Executive Officers of this Circular.
“BE IT RESOLVED THAT: On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation's Management Information Circular dated March 15, 2021."
Unless otherwise instructed, the persons named in the Proxy intend to vote FOR the advisory "say-on-pay" resolution.
As the vote is advisory, results will be non-binding on the Board. The Board and its Human Resources and Compensation Committee (the "HRC Committee") will, however, consider the outcome of the vote when reviewing and approving executive compensation policies and decisions, and in the context of feedback and comments received from the Shareholders in the course of regular communications.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as otherwise set forth herein, management of Westport Fuel Systems is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director, any executive officer or anyone who has held office as such since January 1, 2020, any proposed nominee for election as director, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.
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Section 2: Board Of Directors
Section 2: Board of Directors
NOMINATION OF DIRECTORS
The NCG Committee is responsible for recommending to the Board the nominees for election at each annual meeting of the Shareholders. The NCG Committee considers the composition of the Board and makes an assessment as to any potential skill or expertise gaps which may need to be filled through recruitment of additional directors and provides the Board with preliminary identification of nominees for discussion and approval. An outline of the NCG Committee responsibilities are described in Section 3 "Nominating and Corporate Governance Committee".
Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, and a favourable track record in general business management, special expertise in areas of strategic interest to Westport Fuel Systems, the ability to devote the time required, and a willingness to serve as a director.
Westport Fuel Systems has not established strict term limits for members of its Board of Directors, however Westport Fuel Systems is, and has historically been, committed to renewing, on a measured basis, the Board of Directors. A review and assessment of Westport Fuel Systems Board of Directors is conducted annually and Westport Fuel Systems periodically reviews and rotates both Board Chair and committee Chair positions in an effort to ensure a diversity of views. As of March 15, 2021 no director has served for more than 7.5 years.
NOMINEES FOR ELECTION TO THE BOARD
The following tables and accompanying notes set forth the names and locations of residence of all persons proposed to be nominated for election as directors, their principal occupations or employment for the preceding five years, where applicable the dates on which they became directors of Westport Fuel Systems, the positions with Westport Fuel Systems now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares and Restricted Share Units, Restricted Phantom Shares or Performance Share Units, (RSUs, RPSs and PSUs, collectively, "Share Units" or "Units") of Westport Fuel Systems owned by them or over which they exercised control or direction as at the Record Date.

DANIEL M. HANCOCK				CHAIR

Daniel M. Hancock (70) was appointed to the Board in July 2017, having previously joined the Corporation's Advisory Board in March of 2017. Mr. Hancock is currently President of DMH Strategic Consulting LLC and also serves on the board of directors of Cryoport Systems, Inc., a U.S. headquartered company listed on the NASDAQ. Mr. Hancock retired from General Motors ("GM") in 2011, after 43 years of service in GM's powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM's DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock's previous appointments at GM included: Vice President, Global Powertrain Engineering; CEO, Fiat-GM Powertrain; and President, Allison Transmission Division. He now serves in board and advisory positions with several organizations focusing on new powertrain technologies and STEM (Science, Technology, Engineering, and Mathematics) education. He was President of SAE International in 2014 and is a member of the National Academy of Engineering. He received a Master's Degree in Mechanical Engineering from Massachusetts Institute of Technology and a Bachelor's degree also in Mechanical Engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Indianapolis, IN, USA Citizenship: United States of America Director Since: July 2017 2020 Voting Results: For: 94.36% Withheld: 5.64%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance
	Board of Directors (Chair) as of April 29, 2020 Human Resource and Compensation Committee (Chair) Nominating and Corporate Governance Committee		12 of 12 9 of 9 5 of 5	100% 100% 100%
Other Current Public Company Board Memberships
Cryoport Systems, Inc.
	Securities Held(1)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	135,344	—	135,344
Principal Occupation for Last 5 years:
President of DMH Strategic Consulting since 2011

WESTPORT FUEL SYSTEMS INC. 2020 MANAGEMENT INFORMATION CIRCULAR | 9

Section 2: Board of Directors | Nominees for Election to the Board

MICHELE J. BUCHIGNANI				DIRECTOR

Michele J. Buchignani (57) was appointed a member of the Westport Fuel Systems Board in March of 2018, having previously joined the Corporation's Advisory Board in September 2017. Ms. Buchignani brings experience as a strategic business leader with extensive senior level experience in law, finance, private equity, strategy, governance and compensation. Ms. Buchignani is currently Chief Executive Officer of McLean Drive Consulting Ltd., a consulting firm to private equity owned and growth companies and also serves as Managing Partner of McLane Drive Holdings LP., a U.S. real estate holding company. Ms. Buchignani also sits on the board of directors of Copper Mountain Mining Corporation, a TSX/ASX listed company. Previously, Ms. Buchignani held executive positions including as a Director with Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan in Toronto from 2005 to 2009; Managing Director and Head of the Private Equity Funds Group at CIBC Capital Partners in Toronto and New York from 1999 to 2003; and Managing Director and Canadian General Counsel for CIBC World Markets from 1996 to 1999. From 1989 to 1996, she practiced corporate law in Toronto and London at Stikeman Elliott and was elected as a partner in 1995. Ms. Buchignani holds the ICD.D designation from the Institute of Corporate Directors. She serves in board and advisory positions with several corporate and not-for-profit organizations including TSX Trust Company, Dane Creek Capital Corp., CAI Capital Partners V L.P., and RCF Jolimont Innovation Fund II. Ms. Buchignani holds a Bachelor of Arts degree with Honours in English from the University of British Columbia and a JD from the University of Toronto. She also completed the Stanford Executive Program at the Graduate School of Business at Stanford University.

Resides in: Vancouver, BC, Canada Citizenship: Canadian Director Since: March 2018 2020 Voting Results: For: 94.20% Withheld: 5.80%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance
	Board of Directors Audit Committee (Served until April 29, 2020) Human Resource and Compensation Committee Nominating and Corporate Governance Committee (Chair) (effective April 29, 2020)		12 of 12 5 of 5 9 of 9 3 of 3	100% 100% 100% 100%
Other Current Public Company Board Memberships
Copper Mountain Mining Corporation
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	46,647	—	46,647
Principal Occupation for Last 5 years:
Corporate Director; CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012.

BRENDA J. EPRILE				DIRECTOR

Brenda J. Eprile (66) joined the Board of Directors in October 2013 and was board chair from February 2017 to May 2020. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, she had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. She is the former chair of the board of Home Capital Group, a TSX listed mortgage lending company and led the board through a severe liquidity crisis in April 2017. She is currently a member of the boards of Atlantica Sustainable Infrastructure, a Nasdaq listed, global renewable energy company, GCT Global Container Terminals Inc. a privately held Vancouver headquartered company, Olympia Trust Company and Olympia Financial Group, Canadian-based financial institutions, and Canvas GFX a leading graphic illustration and technical documentation software company. Ms. Eprile is a CPA and holds the ICD.D designation. She has a Masters of Business Administration from York University and Bachelor of Music in Performance from the Faculty of Music at the University of Toronto.

Resides in: Toronto, ON, Canada Citizenship: Canadian Director Since: October 2013 2020 Voting Results: For: 93.77% Withheld: 6.23%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance
	Board of Directors Audit Committee (Chair) Human Resources and Compensation Committee (effective April 29, 2020) Nominating and Corporate Governance Committee (Served until April 29, 2020)		12 of 12 9 of 9 6 of 6 2 of 2	100% 100% 100% 100%
Other Current Public Company Board Memberships
Atlantica Sustainable Infrastructure; Olympia Financial Group(4)
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	251,901	—	251,901
Principal Occupation for Last 5 Years
Corporate Director

RITA FORST				DIRECTOR

Rita Forst (65) was appointed to the Westport Fuel Systems Board in April 2020, having previously joined the Corporation's Advisory Board in January of 2018. Since 2015 Ms. Forst has been an independent consultant in the automotive technology business. She also serves on the Board of Directors of AerCap Holdings NV, an aviation leasing company headquartered in Dublin, Ireland. In addition, she serves as member of the Supervisory Board of ElringKlinger AG headquartered in Dettingen, Germany and NORMA Group SE in Maintal, Germany and as a member of the Advisory Board of iwis headquartered in Munich, Germany. In 2013, Ms. Forst retired from Opel/General Motors (GM) after 36 years of service in its global powertrain and vehicle engineering functions. Her last position with Opel/GM was member of the Opel Management Board and Vice President Vehicle Engineering for General Motors Europe. Ms. Forst has extensive experience in powertrain and vehicle engineering. She received a Bachelor of Science in Mechanical Engineering from Darmstadt University of Applied Technology and a Bachelor's degree in Mechanical Engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Doersdorf, Germany Citizenship: German Director Since: April 2020 2020 Voting Results: For: 94.79% Withheld: 5.21%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance(1)
	Board of Directors Audit Committee Human Resources and Compensation Committee		9 of 9 4 of 4 6 of 6	100% 100% 100%
Other Current Public Company Board Memberships
AerCap Holdings N.V, ElringKlinger AG and NORMA Group SE
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	51,069	—	51,069
Principal Occupation for Last 5 years:
Self-employed consultant since 2015, Corporate Director.

ANTHONY (TONY) GUGLIELMIN				DIRECTOR

Anthony (Tony) Guglielmin (63) was appointed to the Board in January 2021. Mr. Guglielmin serves as SVP and Chief Financial Officer with Ballard Power Systems located in Vancouver, a global leader in clean energy fuel cell products and services, having joined Ballard in June 2010. Mr. Guglielmin previously served as SVP Finance and Chief Financial Officer of Canada Line Rapid Transit Inc. (“Canada Line”), a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver, BC. Prior to joining Canada Line, Mr. Guglielmin held senior management roles in treasury, capital markets, investor relations, corporate development and strategic planning at both Finning International Inc. and British Columbia Hydro in Vancouver, and the Bank of Nova Scotia in Toronto. Mr. Guglielmin holds a Bachelor of Arts in Economics and Political Science and a Masters of Business Administration from McGill University. He also holds the Chartered Financial Analyst designation and is a member of the Financial Executives Institute. He also serves on the Board and is Chair of the Audit Committee of Information Services Corporation (ISV.TO), a TSX listed company located in Regina, Saskatchewan, as well as on the Board of a number of private and not-for-profit organizations. He was also recently awarded the Business in Vancouver 2017 CFO of the year in the Transformation Agent category.

Resides in: Vancouver, BC, Canada Citizenship: Canadian Director Since: January 2021 2020 Voting Results: N/A	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance
	Board of Directors Audit Committee Nominating and Corporate Governance Committee		N/A N/A N/A	N/A N/A N/A
Other Current Public Company Board Memberships
Information Services Corporation
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	20,000	—	20,000
Principal Occupation for Last 5 years:
Corporate Director, SVP and Chief Financial Officer of Ballard Power Systems since June 2010.

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Section 2: Board of Directors | Nominees for Election to the Board

DAVID M. JOHNSON				DIRECTOR

David M. Johnson (54), was appointed CEO in January 2019 and is a member of the Westport Fuel Systems Board of Directors. Mr. Johnson is an industry veteran with more than 30 years of experience leading engine, vehicle and technology development for automotive and commercial vehicle industries around the world. Prior to his appointment, Mr. Johnson served for ten years as President and CEO of Achates Power Inc. leading technical, commercial and corporate development to establish the organization as a leading developer of opposed-piston engines. Mr. Johnson’s distinguished career began in 1990 with Ford Motor Company in Truck Powertrain Planning. Mr. Johnson subsequently held a variety of roles in engineering, product planning, program management, and strategic development with increasing responsibility. Since then Mr. Johnson has served in a variety of roles with leading automotive companies including senior roles at Navistar and GM. Mr. Johnson combines deep technical expertise with a decades-long career in international markets. He earned a Master of Business Administration and a Bachelor of Science in Mechanical Engineering from Cornell University.

Resides in: Scottsdale, Arizona, USA Citizenship: United States of America Director Since: January 2019 2020 Voting Results: For: 96.63% Withheld: 3.37%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance
	Board of Directors		12 of 12	100%
	Other Current Public Company Board Memberships
	None
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units(3)	Total
	188,153	385,417	573,570
	Principal Occupation for Last 5 years:
	CEO of Westport Fuel Systems since January 2019; CEO Achates Power Inc. from 2008 to 2018.

KARL-VIKTOR SCHALLER				DIRECTOR

Prof. Dr. Karl Viktor Schaller (62) was appointed to the Westport Fuel Systems Board in April 2020. He is currently an Honorary Professor at the Technical University of Munich and founder and Managing Director of kvs consulting. Previously, Dr. Schaller was the Executive Vice President of motorcycles with BMW AG from April 2014 to July 2019 and Technical Director of the Engineering and Purchasing Department at MAN Truck and Bus SE ("MAN" a German DAX30 company, now part of Volkswagen) until 2006. Dr. Schaller then served as a Board Member at MAN and was responsible for product development, purchasing and planning. During his tenure at MAN from 1990 to 2009, he headed various departments including those responsible for development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells) and heavy trucks. He holds a diploma and a doctorate (Dr.-Ing., magna cum laude) in Mechanical Engineering from the Technical University of Munich. In 2007 he was awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles".

Resides in: Munich, Germany Citizenship: German Director Since: April 2020 2020 Voting Results: For: 94.33% Withheld: 5.67%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance(1)
	Board of Directors Audit Committee Nominating and Corporate Governance Committee		9 of 9 4 of 4 3 of 3	100% 100% 100%
Other Current Public Company Board Memberships
None
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	36,951	—	36,951
Principal Occupation for Last 5 years:
Honorary Professor and Managing Director of kvs consulting; Executive Vice President Engineering at BMW AG from April 2014 to July 2019.
WESTPORT FUEL SYSTEMS INC. 2020 MANAGEMENT INFORMATION CIRCULAR | 11

Section 2: Board of Directors | Nominees for Election to the Board

EILEEN WHEATMAN				DIRECTOR

Eileen Wheatman (62) was appointed to the Board in April 2020. She is an experienced president and Chief Financial Officer with broad senior executive level management experience in a variety of industries including finance and telecommunications. Ms. Wheatman is currently the President of Douglas Communications Inc. Having joined the organization as controller in 1996, Ms. Wheatman was named Chief Financial Officer in August 1999, and President in 2017. She has a diverse background in business planning, finance and corporate strategy, as well as public accounting, audit, and estate taxation. Ms. Wheatman is currently on the Board of Directors and Audit Committee for KSR International Co., a Tier 1 auto parts manufacturer with over $230 million in revenue, and also serves on the Board of Directors for Quantum Fuel Systems, a previously publicly traded company acquired through bankruptcy in 2016. Ms. Wheatman holds a Bachelor’s degree in Business Management with emphasis in accounting supplemented with Masters’ classes in Estate Taxation. Ms. Wheatman was awarded The Wall Street Journal award for the highest GPA in Business Management in graduating class and obtained a CPA certification in California in 1990.

Resides in: Petaluma, CA, USA Citizenship: United States of America Director Since: April 2020 2020 Voting Results: For: 93.77% Withheld: 6.23%	Westport Fuel Systems Board Committee Memberships		2020 Meeting Attendance(1)
	Board of Directors Human Resources and Compensation Committee		8 of 8(5) 6 of 6	100% 100%
Other Current Public Company Board Memberships
None
	Securities Held(2)	Meets Share Ownership Requirements:	Yes
	Common Shares	Share Units	Total
	37,408	—	37,408
Principal Occupation for Last 5 years:
President of Douglas Communications; CFO of Douglas Communications; Corporate Director
Notes:
1. 2020 meeting attendance for Ms. Forst, Prof. Dr. Schaller and Ms. Wheatman is as of April 29, 2020.
2.The number of Common Shares and Units beneficially owned or controlled are provided as at March 15, 2021. The information as to these numbers, not being within the knowledge of Westport Fuel Systems, has been furnished by the respective nominees. The number of Common Shares held by directors vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.
3.Certain of such Units are subject to a time-based or performance-based restriction.
4.As of March 15, 2021 Ms. Eprile is currently serving as a director on the Olympia Financial Group board, however does not intend to run for re-election at the upcoming Olympia Financial Group annual general meeting of shareholders in May 2021.
5.Ms. Wheatman abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality. These meetings are excluded from her total number of meetings eligible for attendance and percentage attendance rate calculation.
Westport Fuel Systems has a compensation policy for its non-management directors of compensating such directors primarily with an annual retainer payment and equity-based compensation. See information in this Circular under the heading "Director Compensation". Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Corporation of a minimum three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period. For further information see section “Share Ownership Requirements” of this Circular.
MANDATE AND CHARTER OF THE BOARD OF DIRECTORS
In general terms, the Board of Directors is responsible for the overall stewardship of Westport Fuel Systems and is charged with overseeing the management of the business and affairs of Westport Fuel Systems pursuant to its bylaws and applicable law and, together with the CEO, CFO and other executive officers ("Executive Management"), pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of Westport Fuel Systems, except for those matters reserved to or shared with the Shareholders.
Each director and officer of Westport Fuel Systems, in exercising his or her powers and discharging his or her duties, is required by law to:
i.act honestly and in good faith with a view to the best interests of Westport Fuel Systems; and
ii.exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
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Section 2: Board of Directors | Nominees for Election to the Board
The Board of Directors conducts its business under the guidance of the Westport Fuel Systems Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this Circular. The Charter is reviewed every year and is updated as appropriate in accordance with new regulation and governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (collectively, the "Committees") and with the various position descriptions of Board members, the Board Chair, Committee chairs and the CEO. All of these documents can be found on our website at investors.wfsinc.com/governance/.
Pursuant to the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long-term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions, including acquisitions or divestitures, and establishing and overseeing Westport Fuel Systems risk assessment and internal controls processes. The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board of Directors.
STRUCTURE & COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS
The NCG Committee, with input from all directors, has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of eight directors and the NCG Committee has recommended that the number of directors to be nominated remain fixed at eight. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors in order for it to effectively fulfill its mission. To that end, the NCG Committee annually reviews the composition of the Board of Directors with consideration of Westport's strategy, all relevant facts and circumstances, individual director contributions, tenure, risk of overboarding and potential candidates for election as Westport Fuel Systems directors. The NCG Committee then recommends to the Board a slate of directors for election by Shareholders that brings a diversity of background and industry or related expertise and experience to the Board.
Directors are individually nominated and elected annually at Westport Fuel Systems Shareholder meetings. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport Fuel Systems Majority Voting Policy.
Duties of Directors
The fundamental responsibility of the directors is to promote the long-term best interests of Westport Fuel Systems, rather than the interests of any individual Shareholders, employees, creditors or other stakeholders, except in exceptional circumstances and with full transparency and disclosure. All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.
Board Leadership
The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities including that:
•The Board Chair will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.
•The Board Chair works with the chair of each of the Committees of the Board to build strong and effective Committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of the Board of Directors and the Committees.
•The Board Chair will often lead special projects or take on special assignments from the Board of Directors.
•The Board Chair is responsible for ensuring that the Board of Directors, in fact, operates independently from management and, for example, will ensure in camera sessions of the Board, excluding any directors who are also officers or employees of Westport Fuel Systems, will be held at each meeting of the Board of Directors.
The Board Chair is elected annually by the independent directors following the annual shareholder meeting.
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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Board Independence and Effectiveness
The business of Westport Fuel Systems is conducted by Executive Management under the oversight of the Board of Directors. Westport Fuel Systems believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working culture of trust and collaboration must exist with Executive Management in order for Westport Fuel Systems to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport Fuel Systems and its Shareholders. To that end, the Board of Directors has adopted several organizational principles:
•The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Johnson, who is the CEO of Westport Fuel Systems, are considered to be independent within the meaning of National Policy 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ and the TSX.
•The Chair of the Board of Directors, Mr. Hancock, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ and the TSX.
•The Board of Directors has formed three standing Committees and delegated specific responsibilities to each Committee. Each Committee operates under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The standing committees are: the Audit Committee, the HRC Committee and the NCG Committee (the "Standing Committees").
•The Audit Chair, the NCG Chair and the HRC Chair positions will only be held by independent directors and all members of these Standing Committees will be independent directors. At least a quarter of the members of the Standing Committees will be resident Canadians.
•The Board frequently reviews the need for new committees and may establish new committees or disband current committees from time to time at its discretion in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices.
•The Board may form special committees and delegate specific responsibilities to them to address extraordinary matters.
•At every Board meeting, time is set aside for discussion among the directors excluding any directors who are also officers or employees of Westport Fuel Systems after management has been dismissed.
•Where appropriate, executive sessions of only independent directors will be held, with such sessions being led by the Board Chair.
Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include:
a.revising the Charter from time to time;
b.developing a position description for the Board Chair, the Chairs of each Committee, and the directors; and
c.developing a position description for the CEO, as well as indicators to measure the CEO's performance.
The Board, as well as each Standing Committee, may, in its discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of the Corporation, for the purpose of advising the Board or a Standing Committee in the execution of its responsibilities and duties.
Diversity
In 2019, Westport Fuel Systems adopted a diversity policy guiding the identification and nomination of diverse directors and executive officers. The Board makes director nominee decisions based on merit and remains committed to selecting the best person to fulfil these roles. The Corporation also recognizes that diversity (including gender, as well as members of minority groups, geography, skills and age) at both the Board and within all levels of management is important to provide the wide range of perspectives, experience and expertise required in building an effective team.
Westport Fuel Systems recognizes that gender diversity is a significant aspect of this and acknowledges the important role that women with appropriate and relevant skills can play in contributing to the diversity of the Board and Executive Management. The level of representation of women has been and will continue to be considered by Westport Fuel Systems, the Board, the HRC Committee and the NCG Committee in the making of executive officer appointments and director nominations. The existing number of women on the Board and in Executive Management roles is a factor considered in assessing potential new director and executive officer candidates and active measures are taken to ensure any candidate pools are diverse.
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Section 2: Board of Directors | Structure & Composition of the Board & Election of Directors
Westport Fuel Systems is proud of the influence of women members of the Board as we begin our second consecutive director term with a 50% representation of women on our Board. Our Board remains committed to upholding a gender balanced board as turnover occurs, and consistent with this commitment, this year the Board approved a target of having women represent at least 30% of our Board. The Board of Director's charter and the Corporation's diversity policy were revised to reflect this commitment.
The following table provides a summary of the number of women on the Board for the past three fiscal years and of the current nominee slate.

Gender Diversity of the Board of Directors	Women	Men
As of December 31, 2018	3 (33%)	6 (67%)
As of December 31, 2019	2 (25%)	6 (75%)
As of December 31, 2020	4 (57%)	3 (43%)
As of March 15, 2021	4 (50%)	4 (50%)
For more information on diversity throughout the organization, please refer to our ESG Report available on the Corporation's website at wfsinc.com/sustainability.
As previously stated, the Board and Executive Management recognize that diversity isn't simply skills and gender. In 2021 the Board and Executive Management will be reviewing our diversity practices and will assess the best steps forward in striving to ensure that the Corporation benefits from the broader range of perspectives and experience made possible by diversity of thought, background and experience.
Board of Directors Skills Matrix
In consultation with the Chair of the Board of Directors, the NCG Committee determines the expected skill set of new candidates by taking into account the existing strength of the Board of Directors and the needs of the Corporation. Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. The Corporation maintains a skills matrix to identify those areas which are necessary for the Board to carry out its mandate effectively. The NCG Committee reviews the matrix annually to confirm it continues to reflect the most relevant skills, experience and competencies. The skills matrix is also used in determining the appropriate mix of directors on each of the Standing Committees.
Our directors have a strong set of skills and expertise in many areas. While individual directors may have significant experience in multiple areas, for the purpose of simplicity the following table identifies only the top five primary areas of expertise as self-assessed by each nominated director.

DIRECTOR SKILLS MATRIX

Current Directors	Prior CEO/Executive Leadership	Experience running a business or business unit	Strategy Formation	Global Experience	Corporate Governance and Other Board Experience	OEM Experience	Relevant Transportation Industry	Environmental and Sustainability	Talent Management and Compensation	Financial Literacy	Engineering, R&D,Technology, Product launch	M&A and Capital Markets
Daniel Hancock	X			X		X	X				X	
Michele Buchignani			X		X			X	X			X
Brenda Eprile	X		X		X					X		X
Rita Forst	X	X		X		X					X	
Tony Guglielmin			X		X			X		X		X
David Johnson	X	X					X	X	X			
Karl Viktor Schaller	X	X		X		X					X	
Eileen Wheatman	X	X	X			X				X

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Section 3: Corporate Governance | Diversity
POSITION DESCRIPTIONS
Position Description for the Board Chair and Committee Chairs
The Board of Directors has established a written description of the positions of the Board Chair and a general position description for the Standing Committee Chairs. A copy of each is posted and available on the Westport Fuel Systems website at investors.wfsinc.com/governance/.
Position Description for Chief Executive Officer
The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on the Corporation's website at investors.wfsinc.com/governance/.
Orientation & Continuing Education
The NCG Committee oversees a director orientation program developed by Executive Management to familiarize new directors with the role of the Board and committees, Westport Fuel Systems' strategic plan, financial condition and core values (including ethics, corporate governance practices, and other key policies and practices). The orientation program provides a thorough review of background materials, meetings with management, and visits to facilities as appropriate. In 2020 the director orientation program underwent a significant review and modification including enhanced content and a more formalized structure. The orientation was hosted virtually with eight hours of content over two days and seven presenters from the Board, Executive Management and outside legal counsel. These changes were implemented to support the onboarding of three new directors during 2020 and to enhance operating site orientation as travel restrictions due to COVID-19 prevented on-site visits typically included in director onboarding. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the Corporation. All new directors must participate in the director orientation program, which commences promptly after the meeting at which the new director is elected.
Directors also participate in continuous learning activities as part of Westport Fuel Systems' Continuing Education Program, which is overseen by the NCG Committee. Continuing education covers a range of current topics including best practices in corporate governance, latest business and product information and environmental, social and governance ("ESG") matters. Sessions are designed to maximize the knowledge and effectiveness of directors throughout their tenure and offer the opportunity to discuss in detail the changing risk environment, impacts on overall business strategy and achievement of the Corporation's mission. In addition to continuing education topics addressed within a regular board meeting, at least two stand-alone sessions are scheduled within a director year. During 2020 these sessions included education around the Corporation's hydrogen product portfolio and an expert panel discussion focused on critical ESG topics such as understanding recent changes in regulatory requirements, priorities for our shareholders and partners and trends in climate, environmental and social issues.
The Corporation also encourages its directors to undertake additional continuing education and makes funds available for such continuing education. In 2020, Westport Fuel Systems joined the National Association for Corporate Directors (NACD) to offer directors access to latest research, governance trends, and ESG insights.
MEETINGS OF THE BOARD OF DIRECTORS
The Board of Directors meets as necessary during the year and quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% participating resident Canadian directors. At every meeting, time was set aside for directors, excluding any directors who are also officers or employees of Westport Fuel Systems, to meet without management present to discuss any procedural or substantive issues. The Audit Committee charter requires the committee to meet at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management's discussion and analysis ("MD&A") and related filings and in 2020 the Audit Committee met nine times. The HRC Committee and NCG Committee charters require each committee to meet at least twice annually and in 2020, the committees met nine times and five times respectively.
The attendance of each director for meetings of the Board of Directors and Standing Committees during the year 2020 and until March 15, 2021, during which they served on the Board of Directors or as a Committee member, is outlined in the table below. Any meetings prior to a director joining a committee or after they left a committee, have been excluded from the total number of meetings eligible for attendance and percentage attendance rate calculation. For the year 2020 through to March 15, 2021, all of our current directors achieved perfect attendance.
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Section 2: Board of Directors | Position Descriptions

BOARD MEETING AND COMMITTEE ATTENDANCE
Name	Year	Board of Directors		Audit Committee		HRC Committee	NCG Committee
		In Person(1)	Virtual(2)	All Attended	In Person Attend Rate(1)	All Attended	All Attended
Current Directors
Daniel Hancock	2020	1 of 1 = 100%	11 of 11 = 100%	—	—	9 of 9 = 100%	5 of 5 = 100%
	2021	—	1 of 1 = 100%	—	—	3 of 3 =100%	2 of 2 = 100%
Michele Buchignani	2020	1 of 1 = 100%	11 of 11 = 100%	5 of 5 = 100%	1 of 1 = 100%	9 of 9 = 100%	3 of 3 = 100%
	2021	—	1 of 1 = 100%	—	—	3 of 3 = 100%	2 of 2 = 100%
Brenda Eprile	2020	1 of 1 = 100%	11 of 11 = 100%	9 of 9 = 100%	1 of 1 = 100%	6 of 6 = 100%	2 of 2 = 100%
	2021	—	1 of 1 = 100%	1 of 1 = 100%	—	3 of 3 =100%	—
Rita Forst	2020	—	9 of 9 = 100%	4 of 4 = 100%	—	6 of 6 = 100%	—
	2021	—	1 of 1 = 100%	1 of 1 = 100%	—	3 of 3 =100%	—
Tony Guglielmin(3)	2020	—	—	—	—	—	—
	2021	—	1 of 1 = 100%	1 of 1 = 100%	—	—	2 of 2 = 100%
Tony Harris(4)	2020	1 of 1 = 100%	—	—	—	3 of 3 = 100%	2 of 2 = 100%
	2021	—	—	—	—	—	—
David Johnson	2020	1 of 1 = 100%	11 of 11 = 100%	—	—	—	—
	2021	—	1 of 1 = 100%	—	—	—	—
Colin Johnston(4)	2020	1 of 1 = 100%	—	5 of 5 = 100%	1 of 1 = 100%	—	2 of 2 = 100%
	2021	—	—	—	—	—	—
Karl-Viktor Schaller	2020	—	9 of 9 = 100%	4 of 4 = 100%	—	—	3 of 3 = 100%
	2021	—	1 of 1 = 100%	1 of 1 = 100%	—	—	2 of 2 = 100%
Eileen Wheatman(5)	2020	—	8 of 8 = 100%	—	—	6 of 6 = 100%	—
	2021	—	1 of 1 = 100%	—	—	3 of 3 =100%	—
Peter Yu(5)(6)	2020	0 of 1 = 0%	1 of 2 = 50%	—	—	—	—
	2021	—	—	—	—	—	—
1.In person Board meetings prior to restrictions imposed due to COVID-19. Where a director participates virtually or telephonically, these are recorded as 'attended' for attendance and percentage attendance rate calculation.
2.Due to COVID-19 restrictions, previously scheduled in-person Board meetings were hosted virtually or telephonically. Board telephonic meetings are typically for informational updates or for decisions that require immediate action, so advanced scheduling may not allow every director to participate in all meetings.
3.Mr. Guglielmin was appointed to the Board of Directors on January 7, 2021.
4.Mr. Harris and Mr. Johnson served as directors until April 29, 2020.
5.Ms. Wheatman and Mr. Yu abstained from attending certain meetings due to a possible conflict of interest or lack of impartiality which they declared in connection with such meeting. These meetings are excluded from their total number of meetings eligible for attendance and percentage attendance rate calculation.
6.Mr. Yu served as a director until July 24, 2020.
DIRECTOR COMPENSATION
The compensation structure of the Board of Directors is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Corporation. This requires that Directors be adequately and competitively compensated. The Board of Directors has determined that Directors of the Corporation should be compensated in a form and amount which is customary for comparable corporations, taking into account time commitment, responsibility and trends in director compensation. As part of its mandate, the HRC Committee considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program based on relevant market data and the advice of an external compensation consultant, and makes recommendations to the Board.
Director Compensation Structure
Fixed annual retainers are used rather than a fee per meeting. Non-management directors are paid a base annualized cash board retainer and equity compensation as per the schedule below, and are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings. All equity retainers are granted as RSUs vesting within their grant year.
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Section 2: Board of Directors | Meetings of the Board of Directors

DIRECTOR COMPENSATION SCHEDULE
Annualized Cash Retainer
Director	$50,000
Committee Chair Retainer
Audit Committee Chair	$20,000
HRC Committee Chair	$15,000
NCG Committee Chair	$15,000
Committee Member Retainer
Audit Committee Member	$8,500
HRC Committee Member	$8,500
NCG Committee Member	$7,500
Equity Compensation
Board Chair grant value	$120,000
Director grant value	$65,000
In response to the COVID-19 pandemic and in line with the Corporation's actions to preserve cash and manage liquidity, the Board of Directors voluntarily reduced their annualized cash retainer by 20% for six months in 2020. In addition, prior to COVID-19, director year equity compensation was awarded in a single award which vested on specific dates throughout the year. In 2020, having a desire to mitigate the potential impact of stock price volatility stemming from the global pandemic, directors agreed to receive awards on a quarterly basis in order to more closely match the market.
2020 Director Compensation Summary Table
The following table sets forth all compensation (excluding expense reimbursement) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport Fuel Systems to the following individuals who were directors of Westport Fuel Systems during the 2020 financial year, excluding Mr. Johnson who was a named executive officer ("NEO"), as defined in Form 51-102F6 - Statement of Executive Compensation ("Form 51-102F6"), at the time and received no compensation for his service as a director. No Stock Options are granted to directors and there is no other non-equity incentive program.
The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2020 was $856,575.

DIRECTOR COMPENSATION
(figures in U.S. dollars)	Fees Earned	Share-Based Awards ($)(1)	All Other	Total
Financial Year 2020 Directors
Daniel Hancock	65,250	120,000	—	$185,250
Michele Buchignani(2)	64,092	65,000	—	$129,092
Brenda Eprile	66,692	65,000	—	$131,692
Rita Forst	50,083	65,000	—	$115,083
Tony Harris(3)	24,500	—	—	$24,500
Colin Johnston(3)	25,833	—	—	$25,833
Karl Viktor Schaller	38,500	65,000	—	$103,500
Eileen Wheatman	24,125	65,000	—	$89,125
Peter Yu(4)	20,000	32,500	—	$52,500
1.This amount represents the accounting fair value determined at the time of grant.
2.During 2020, McLean Drive Consulting Ltd., of which Ms. Buchignani is the principal, received fees of CDN$25,050 for consulting services provided to management during the financial year 2019. McLean Drive Consulting Ltd. has not performed any additional consulting services since 2019 and there is no expectation that it will do so in future.
3.Mr. Harris and Mr. Johnston served as directors until April 29, 2020.
4.Mr. Yu served as a director until July 24, 2020.

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Section 2: Board of Directors | Director Compensation
Incentive Plan Awards
The following table and notes thereto set out information concerning all share-based awards vested during the 2020 financial year and outstanding at December 31, 2020 for the following individuals who were directors of Westport Fuel Systems during the year ended December 31, 2020, excluding Mr. Johnson who received no compensation for his service as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES
(figures in Units or U.S. dollars)	Vested		Unvested
	Qty(1)	Market Value ($)(2)	Qty	Market Value ($)
Financial Year 2020 Directors
Daniel Hancock	75,465	$119,984	—	—
Michele Buchignani	40,877	$64,992	—	—
Brenda Eprile	40,877	$64,992	—	—
Rita Forst	40,877	$64,992	—	—
Tony Harris	—	—	—	—
Colin Johnston	—	—	—	—
Karl Viktor Schaller	40,877	$64,992	—	—
Eileen Wheatman	40,877	$64,992	—	—
Peter Yu(3)	27,335	$28,332	—	—
1.Represents the number of Units that vested during the year.
2.Represents the number of Units that vested during the year multiplied by the share price on the date of vesting.
3.Mr. Yu, who served as a director until July 24, 2020, was the director nominee of Cartesian and pursuant to Cartesian’s policies any director compensation otherwise issuable to Mr. Yu are required to be issued to Cartesian.
ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS
Other than as set out below, no proposed director (in their personal capacity):
a.is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that,
i.was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
ii.was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
b.is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
c.has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;
d.has entered into, at any time, a settlement agreement with a securities regulatory authority; or
e.has been subject to, at any time, any penalties or sanctions imposed by,
i.a court relating to securities legislation or a securities regulatory authority, or
ii.a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
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Section 2: Board of Directors | Director Compensation
On February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission (“OSC”) relating to its public disclosure in 2015. Ms. Eprile previously chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, Home Capital announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to a proposed class action involving Home Capital. The settlements were subject to the approval of the OSC and the court. Ms. Eprile ceased to serve as a board member of Home Capital on May 16, 2018.
On September 27, 2019 the Corporation announced that it had reached a settlement with the SEC resolving an investigation into the Corporation’s investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. Under the terms of the settlement we agreed to pay to the SEC a total of $4 million and agreed to a two year period of self-reporting requirements regarding FCPA compliance activities.
Other Directorships
A number of members of the Board of Directors are presently also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board". The Board of Directors Charter limits directors to a maximum of four outside public company directorships and the Board has adopted a policy that no more than two of our directors may serve on the same public company board without the prior consent of the Board Chair. The NCG Committee reviews the number of boards on which our directors serve to ensure directorships align with the Charter mandate, to protect from any potential overboarding and to help ensure that the Board does not exceed two board interlocks. As of March 15, 2021 none of our directors serve on another public company's board of directors together.
Indebtedness of Directors & Executive Officers
None of the directors, proposed directors, executive officers or employees of the Corporation, former directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, nor any of the associates of such persons are or have been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the Corporation's most recent completed financial year. Furthermore, none of such persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person of Westport Fuel Systems, any proposed person nominated for election as a director of Westport Fuel Systems, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of Westport Fuel Systems since the commencement of the Corporation's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport Fuel Systems or any of its subsidiaries.
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Section 2: Board of Directors | Additional Disclosure Relating to the Directors

Section 3: Corporate Governance
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Westport Fuel Systems Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.
Strategic Planning Oversight
The Board and Executive Management dedicate at least one Board meeting per year to strategic planning to discuss emerging trends, the competitive environment, risk issues and any significant business issues and product portfolio adjustments as is important within the context of the Corporation's strategic direction. Strategic, financial and capital plans are developed by Executive Management and reviewed by the Board for resource allocation and risk appetite before approval.
During the year, the Board monitors Executive Management's progress and receives regular updates from the CEO and other members of the Executive Management team on strategic developments and performance against the strategic plan, including the oversight of amendments in light of any new market, regulatory or competitive conditions.
Enterprise Risk Management, Information Security and ESG Oversight
The Board is responsible for overseeing the identification and assessment of the significant business risks, including cyber risk and ESG, faced by the Corporation and ensuring the establishment and management of appropriate systems and internal controls to manage those risks. The Board implements its risk oversight function as a whole and through delegation to its Standing Committees. In performing its oversight function, the Board and its Standing Committees maintain regular, active and open communication and discussions with Executive Management.
In keeping with the Corporation's cyber resilience efforts, the Corporation's Information Technology ("IT") function formed a management task force representing a variety of relevant organizational functions. Their mandate included defining the Corporation's cyber resilience framework, identifying and measuring risks, building the business continuity strategy and tactics, disaster recovery plans, capturing key business information security risks beyond IT and reporting any incidents. In 2020, the task force initiated disaster recovery testing at some of its operating sites on mission critical systems. This testing will continue into 2021 to ensure all critical IT data centers and redundancy systems are thoroughly tested. The task force provides regular updates to the Audit Committee with analysis, mitigation strategies and incident reporting being reported to the Board.
Assessing environmental and social practices and understanding the potential impact of ESG issues on the Corporation's operations and business is an important oversight activity for the Board. At present, the Board is undertaking its oversight functions in this area as a whole with input from its Standing Committees on matters that fall within their particular responsibilities and expertise. Given that this is a rapidly evolving area within corporate governance, the Board continues to evaluate this approach. For more information on the Corporation's sustainability and ESG efforts and disclosures, please see the Corporation's website at wfsinc.com/sustainability/.
The Audit Committee is entrusted with the responsibility for overseeing the identification and assessment of the principal risks that could impact the financial reporting of the Corporation and the establishment and management of appropriate systems to manage such risks. This includes working with Executive Management to identify, monitor and address material financial and accounting risks to the business and affairs of the Corporation and its subsidiaries and making recommendations in that regard to the Board of Directors. The Audit Committee is also responsible for assisting the Board in its oversight of Westport Fuel Systems’ internal controls over financial reporting and disclosure and the performance of the Corporation’s internal audit function.
The HRC Committee ensures appropriate mitigation of compensation and talent risk, and undertake this responsibility by reviewing and approving the Corporation's compensation policies and practices. This includes applicable compensation risk management policies and the design and oversight of our executive compensation program to ensure it meets the objectives of attracting, retaining and motivating skilled and experienced executive leadership while appropriately balancing incentives and inherent risk. For more details see Section 4 "Compensation Risk Management Practice".
The NCG Committee monitors risks with respect to the effectiveness of the Board and considers aspects such as director succession, Board composition and the principal policies that guide the Corporation's overall corporate governance.
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Section 3: Corporate Governance
CODE OF CONDUCT AND ETHICS
As part of its responsibility for the stewardship of Westport Fuel Systems, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport Fuel Systems to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board of Directors:
•Has established the NCG Committee as described herein.
•Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport Fuel Systems in any business dealings, including guidelines applicable to trading in Westport Fuel Systems securities. A revised Code was adopted in 2019 and copy filed on SEDAR at www.sedar.com (see "Additional Information" at the end of this Circular). All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of the Corporation's last financial year, Westport Fuel Systems has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.
•Has established a written Insider Trading Policy (the "Trading Policy") and an Anti-Hedging and Clawback Policy, which outlines the trading obligations of Board Members, officers and employees and prohibiting engagement in hedging against future declines in the market value. The Trading Policy establishes procedures relating to the disclosure of material non-public information, the disclosure of corporate information, and the filing of insider reports in accordance with securities law. On December 7, 2020 a revised version of the policy was approved by the Board of Directors and is available on the Corporation's website at investors.wfsinc.com/governance/.
•Has established a written global policy called the Anti-Corruption and Prevention of Bribery Principles policy (the “Anti-Bribery and Corruption Principles”) that sets out the Corporation's commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act ("CFPOA"), the U.S. Foreign Corrupt Practices Act ("FCPA"), and any local anti-bribery or anti-corruption laws that may be applicable in any jurisdiction in which we operate. This policy supplements the Code and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Directors, officers, employees and contractors are required to completed online training as part of the Corporation’s compliance certification requirements.
•Has established a written Whistleblower Policy (the "Whistleblower Policy") which outlines the Corporation's commitment to open communication and transparency, this Whistleblower Policy establishes standards and procedures that allow employees to report concerns or complaints about corporate conduct (so-called “whistleblowing”) with the reassurance that they will be protected from retaliation, reprisals or victimization for all such reporting or whistleblowing. Concerns relating to any matter which, in the view of the person expressing the concern or complaint, is illegal, unethical, contrary to the Code of Conduct or policies of the Corporation, or in some other manner not right or proper can be reported confidentially and anonymously through Westport Fuel Systems ethics hotline via westport.ethicspoint.com, via email to the ethics hotline alert email address, or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair or the Audit Committee Chair.
•Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and legal counsel and adopted a Disclosure Policy (the "Disclosure Policy") that requires fair, accurate and timely disclosure of material information regarding Westport Fuel Systems and its business as further described below under "Disclosure Policy".
•Encourages management to consult with legal and financial advisors to confirm Westport Fuel Systems is in compliance with securities legislation in Canada and the United States regarding material information about public companies.
•Is cognizant of Westport Fuel Systems' timely disclosure obligations and, either directly or through Committees, reviews all "core" disclosure documents, such as financial statements, MD&A, certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents), and other core disclosure documents prior to distribution.
•Delegates to the Audit Committee the responsibility for overseeing the identification and assessment of the principal risks that could impact the financial reporting of the Corporation and the establishment and management of appropriate systems to manage such risks. This includes working with Executive Management to identify, monitor and address material financial and accounting risks to the business and affairs of the Corporation and its subsidiaries and making recommendations in that regard to the Board of Directors.
•Seeks to monitor Westport Fuel Systems' compliance with the Board's directives and has established the expectation that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.
•In addition, the Board must comply with the conflict of interest provisions of the ABCA and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
All the policies referenced in this section are available on the Corporation's website at investors.wfsinc.com/governance/.
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Section 3: Corporate Governance | Code of Conduct and Ethics
DISCLOSURE POLICY
The Board of Directors originally approved the adoption of the Disclosure Policy on June 28, 2001. The Disclosure Policy was updated and approved by the Board of Directors on March 6, 2020. The Disclosure Policy details Westport Fuel Systems policies related to disclosure and external communications. It is reviewed annually as part of Westport Fuel Systems investor relations planning process, and is revised as required. In addition, the Disclosure Policy will be reviewed and updated if it becomes apparent that changes are required at any other time. The complete Disclosure Policy can be viewed on Westport Fuel Systems website at wfsinc.com/investors/corporate-governance.
Westport Fuel Systems is committed to providing timely, orderly, consistent and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Disclosure Policy's goals include:
•compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and
•management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport Fuel Systems and its business.
The Disclosure Policy extends to all employees of Westport Fuel Systems, its Board of Directors, and those authorized to speak on its behalf. The Disclosure Policy covers disclosures in documents filed with the securities regulators and written statements made in Westport Fuel Systems annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements and information contained on Westport Fuel Systems website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, press conferences and conference calls.
The Disclosure Policy establishes a Disclosure Committee which is responsible for fulfilling the Corporation's responsibilities regarding (i) the identification and disclosure of material information about the Corporation and (ii) the accuracy, completeness and timeliness of the Corporation's financial reports. Members of the Disclosure Committee must react quickly to material developments, meeting and providing recommendations to the CEO and senior management team as required. The Disclosure Committee consists of management, investor relations staff and legal counsel. The CFO serves as the Chair of the Disclosure Committee, while the Corporate Secretary serves as secretary to the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure spokespersons have been briefed and informed of all material events.
The Disclosure Committee will review developments in order to assess materiality, and will determine when developments justify public disclosure. The Disclosure Committee is kept fully apprised of all pending material developments involving Westport Fuel Systems in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee determines the process upon which such confidential information will be controlled and any confidential filings required to be made with securities regulators and shall implement trading blackouts in accordance with the trading policy of the Corporation.
BOARD OF DIRECTOR COMMITTEES
Committees Purpose & Responsibility
Much of the Board's business is conducted by the three Standing Committees of the Board of Directors. A summary of the purpose and responsibilities of each Committee is as follows:
AUDIT COMMITTEE
The Audit Committee is comprised entirely of independent directors and is led by a director with financial expertise. The Audit Committee is responsible for overseeing Westport Fuel Systems' accounting and financial reporting processes and audits of its financial statements, Westport Fuel Systems' risk assessment and risk management processes, the design and implementation of an effective system of internal control over financial reporting by Westport Fuel Systems management, compliance with legal and regulatory requirements and the promotion of legal and ethical conduct, as well as reviewing the work and performance of Westport Fuel Systems external auditors and providing oversight of continuous disclosure reporting. The Audit Committee is required to recommend to the Board of Directors the approval of the annual financial statements and related MD&A.
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Section 3: Corporate Governance | Disclosure Policy
It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport Fuel Systems financial statements are complete, accurate and in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The external auditor is responsible for planning and conducting audits and management is responsible for preparing complete, accurate financial statements in accordance with U.S. GAAP. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport Fuel Systems.
Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as an "audit committee financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. The Chair of the Audit Committee, Ms. Brenda Eprile and Audit Committee members Ms. Rita Forst and Mr. Tony Guglielmin qualify as financial experts. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on the Corporation's website at investors.wfsinc.com/governance/.
Additional information relating to the Audit Committee required to be disclosed pursuant to Form 52-110F1 - Audit Committee Information Required in an AIF can be found under the heading "Audit Committee Matters" in the Annual Information Form of the Corporation effective March 15, 2021.
NOMINATING & CORPORATE GOVERNANCE COMMITTEE
The NCG Committee is comprised entirely of independent directors and has the primary responsibility of establishing and monitoring Westport Fuel Systems corporate governance practices including assessing the effectiveness of the Board of Directors, the Standing Committees and individual directors, evaluating and recommending the appointment of directors, succession planning, reviewing and organizing ongoing director education as well as overseeing legal and regulatory compliance and shareholder engagement.
The NCG Committee performs regular assessments, on no less than an annual basis, of the Board, its Standing Committees and individual directors. Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially and shared with each director. The self-assessment solicits feedback from each director on the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors and for each of the Board and Standing Committee Chairs. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description.
In addition the NCG Committee, in conjunction with the Standing Committee Chairs, completes an annual review of the Charters of the Board and Standing Committees and makes recommendations to the Board for discussion and final approval.
The Board of Directors has adopted a written charter for the NCG Committee, a copy of which is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
HUMAN RESOURCES & COMPENSATION COMMITTEE
The HRC Committee is comprised entirely of independent directors, has primary responsibility for establishing Westport Fuel Systems' compensation philosophy and principles including designing, developing, and overseeing the operation of Westport Fuel Systems' executive compensation program. The HRC Committee is also responsible for executive oversight, including goal setting and performance evaluation for the CEO (working with the Board Chair), executive succession planning and the review of the Corporation's talent development (working with the CEO) and Director compensation.
The skills and experience of the individual members of the HRC Committee enable the Committee to fulfill its responsibilities and to make the necessary decisions on the suitability of the Corporation’s compensation policies and practices. All members of the HRC Committee have these requisite skills and experiences. They have developed skills and experience in making executive compensation decisions through leadership positions within large organizations and through serving on compensation committees of other companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.
The Chair of the Committee, Dan Hancock, held senior leadership roles within General Motors, both domestically and internationally, and as such has had direct and extensive experience with the assessment, development and coaching of executives as well as key operational and functional leaders, and the development of international base salary and incentive compensation programs. Another member of the HRC Committee, Ms. Buchignani, has served on multiple compensation committees including serving as chair of the CEO Search Committee for the Alzheimer Society of BC. During her tenure at CIBC she was involved in the design of equity compensation plans and participated annually in
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Section 3: Corporate Governance | Board of Directors Committees
the determination of discretionary compensation for employees. Later as a consultant for the CIBC Executive Compensation Group, she had responsibility for executive compensation disclosure, as well as the redesign and implementation of the long term incentive compensation plan applicable to UK employees.
For information relating to executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4.
The HRC Committee operates under a Board approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at wfsinc.com/investors/corporate-governance.
Standing Committee Composition
The Committees and their current members as of March 15, 2021 are set forth in the table below and available on the Corporation's website at investors.wfsinc.com/governance/committee-composition:

COMMITTEE COMPOSITION
Standing Committees
	Audit	HRC	NCG
Daniel Hancock		Chair	X
Michele Buchignani		X	Chair
Brenda Eprile	Chair	X
Rita Forst	X	X
Tony Guglielmin	X		X
David Johnson
Karl Viktor Schaller	X		X
Eileen Wheatman		X
Members of the Corporation's Executive Management team are frequently invited to participate in meetings of the Standing Committees in order to provide management insight and information for the benefit of Standing Committee deliberations. Regular meetings of the Standing Committees are held throughout the year as required. As a matter of practice the Standing Committees may, at their discretion, conduct any portion or all of their meetings without management present to facilitate their independence of management. All members of the Board of Directors are invited to participate in Standing Committee meetings regardless of whether they are members of the Standing Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Standing Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes.
Quorum for Standing Committee meetings requires a majority of the Committee members to be in attendance. Audit Committee quorum is two members and one must be the Audit Committee Chair. For the HRC Committee and NCG Committee, quorum is a majority of the members thereof, and one must be the HRC Committee Chair and the NCG Committee Chair, respectively. In addition at least one quarter of the attendees of each Standing Committee meeting must be residents of Canada in order for quorum to be established. The number of times each Committee met during calendar 2020 and in the period to March 15, 2021 can be found in the earlier section titled "Meetings of the Board of Directors". Due to COVID-19 restrictions, most meetings originally planned for in-person attendance were hosted virtually. For the year 2020 through to March 15, 2021, all of our current directors achieved perfect attendance.
Changes to Composition of Standing Committees
The Board of Directors, on the advice of the NCG Committee, gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotates chairmanship of the Committees.
2021
On January 7, 2021, Mr. Tony Guglielmin was appointed to the Board of Directors and was appointed to the Audit Committee and the NCG Committee.
2020
On April 29, 2020, Ms. Eprile was appointed as Chair of the Audit Committee and Ms. Buchignani was appointed as Chair of the NCG Committee and ceased to serve on the Audit Committee.
On April 29, 2020, Ms. Forst, Prof. Dr. Schaller and Ms. Wheatman were appointed the Board of Directors. Additionally, Ms. Forst was appointed to the Audit Committee and the HRC Committee, Prof. Dr. Schaller was appointed to the Audit Committee and the NCG Committee and Ms. Wheatman was appointed to the HRC Committee.
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Section 3: Corporate Governance | Board of Directors Committees

Section 4: Compensation of Executive Officers
NAMED EXECUTIVE OFFICERS
The following discussion is with respect to compensation of Westport Fuel Systems' CEO, the CFO and the next three most highly compensated executive officers in 2020 (collectively "NEOs"). Our NEOs in 2020 were as follows:

David M. Johnson	Richard Orazietti	James (Jim) Arthurs	Massimiliano Fissore(1)	Bart van Aerle(2)
Chief Executive Officer	Chief Financial Officer	Executive Vice President	Executive Vice President Transportation	Vice President Product and Business Strategy
Notes:
1.Effective January 7, 2021, Mr. Fissore retired from the organization.
2.Effective May 7, 2020, Mr. van Aerle was promoted to Vice President Product and Business Strategy.
COMPENSATION OF EXECUTIVE OFFICERS TABLE OF CONTENTS

Executive Summary	27	2020 Executive Compensation	35
Compensation Governance	29	Base Salary Adjustments	35
Executive Compensation and Shareholder Interest	30	Short-Term Incentive Awards	35
Compensation Risk Management	30	Corporate Performance Achievement	35
Share Ownership Requirements	31	Long-Term Incentive Awards	36
Compensation Discussion and Analysis	31	Share Performance Graph	37
Determination of Compensation	31	Executive Compensation Figures & Tables	37
Executive Compensation At-Risk	32	NEO Summary Compensation Table	38
Elements of our Executive Compensation Program	32	Plan-Based Awards	38
Base Salary	33	Termination and Change-in-Control	40
Short-Term Incentive Plan	33	Omnibus Incentive Plan Summary	39
Long-Term Incentive Plan	33
EXECUTIVE SUMMARY
The COVID-19 pandemic has had a significant impact on the global economy and certainly impacted our business this past year. While the latter six months of the year saw a recovery, the first six months were most significantly impacted with production facilities in Northern Italy being required to undergo full shutdown temporarily. Revenues for the year ended December 31, 2020 decreased 17%, to $252.5 million, from $305.3 million in 2019, and EBITDA for same period decreased 35% to $16.1 million. Sales from these facilities are primarily to Western and Eastern Europe which were significantly impacted by the COVID-19 pandemic.
In response to the impacts of the COVID-19 pandemic, the HRC Committee made recommendations to the Board which resulted in the implementation of:
1.A 20% voluntary reduction in Directors' cash retainer for a period of six months;
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Section 3: Corporate Governance | Board of Directors Committees
2.A 20% reduction in salary across the board for all employees in North America including Executive Management for a period of six months. For employees in Europe, temporary reductions were made in line with the local government subsidy, social security support and Union collective bargaining agreements;
3.Deferring the payout of the 2019 Short Term Incentive Program ("STIP"), and upon payment, maintaining cash mitigation strategies with part cash, part equity payout;
4.Deferring the payment of base salary of the CEO and CFO for a period; and
5.Re-evaluating 2020 STIP metrics, considering a quarter by quarter weighted performance, rather than full year performance.
2020 Corporate Performance and CEO Compensation
Based solely on the year end financial results, the STIP formula would have resulted in threshold values not being achieved. The HRC Committee recognized the Corporation had delivered significant efforts to protect the organization and regain performance during such an unprecedented time, and a nil reward did not align with the Corporation's compensation philosophy. With this context the HRC Committee used their discretion to implement a quarter by quarter weighted performance, recognizing that the Corporation achieved established revenue targets in three of four quarters and achieved established EBITDA targets in the first and fourth quarters. From this recommendation, the HRC Committee approved a corporate performance rating of 29.4/70 for the financial and operating measures within the STIP for 2020, including for the CEO.
Regarding the strategic initiatives which had been established as STIP targets in 2020 for the CEO, the Board considered the following key achievements:
a.The refinement of the Corporation's European strategy, specifically the positioning of gaseous fuels as a viable alternative in a lower carbon economy;
b.The refinancing of Cartesian’s convertible debt in July 2020 and other strategic financing initiatives;
c.The Corporation's plan for enhanced HPDI margin improvement; and
d.Leadership development and optimization.
With this context, the Board awarded the CEO a performance rating of 45/30 for strategic initiatives that had been established within the STIP for 2020, resulting in an overall CEO performance score of 74.4/100 for a total STIP payout of $398,040 for 2020.
Administrative Changes to Long-Term Incentive Design
During 2020, the HRC Committee made two administrative changes to the Corporation's Long-Term Incentive Plan ("LTIP"):
1.A change in PSU dollar value disclosure to better reflect NEO targeted compensation - Where previously the value of PSU awards was calculated and disclosed in NEO compensation based on the maximum payout potential multiplied by the share price at the date of grant, the disclosure of such compensation in this Circular has now changed to express instead the targeted payout potential of PSUs awarded multiplied by the share price at the date of grant. As a result of this change, the NEO summary compensation table for 2019 share-based awards and total compensation columns have been revised in this Circular from how such disclosure was presented in the Corporation's management information circular for 2019 to reflect this administrative change, allowing for easier future comparisons. The overall value at grant and the number of unit awards have not changed. As the maximum multiplier for PSUs is 150% of target, the awarded PSU value used in the Corporation's 2019 management information circular has been reduced by 33% in this Circular.
2.A change in award period for LTIP awards - Effective 2021, the Corporation will begin granting LTIP awards in the first quarter of the year in which the performance period begins rather than in the fourth quarter of the preceding year. Given this change in timing there were no LTIP awards issued during fiscal year 2020. Instead, each NEO, other than Mr. Fissore, will receive an approved LTIP award at the beginning of 2021 for the performance period 2021-2023. These values will be disclosed as part of 2021 NEO compensation.
Shareholder Engagement on Executive Compensation
In 2020 some of the Corporation's Board members led a shareholder outreach effort to discuss proposed amendments to the Corporation’s Omnibus Incentive Plan (the "Omnibus Plan") which was ultimately supported by 90.37% of Shareholders voting in favour of the amendment and approving the amended Omnibus Plan. A copy of this plan is filed on SEDAR at www.sedar.com.
In 2020, the Corporation voluntarily issued its first advisory "say-on-pay" resolution, seeking acceptance from shareholders on its approach to executive compensation. At the annual general and special meeting of Shareholders held on April 29, 2020, 90.28% of voted shares of Westport Fuel Systems voted in support of our current compensation program.
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Section 4: Compensation of Executive Officers | Executive Summary
Although we did not make any substantive changes to our executive compensation structure in 2020, in keeping with governance trends in North America and in the interest of soliciting your feedback, we will again seek your input on our governance of executive compensation by way of a second annual "say-on-pay" advisory vote at the Meeting. We and encourage you to submit your vote again this year.
COMPENSATION GOVERNANCE
The HRC Committee of the Board is responsible for administering Westport Fuel Systems' executive compensation program which, among other things, includes:
•Determining the compensation for the Corporation's Executive Management, including base salary, short- and long-term incentive opportunities, including performance benchmarking and market analysis;
•Reviewing, approving and administering our executive compensation plans, including our equity plans;
•Establishing performance objectives under our short- and long-term incentive plans;
•Determining the attainment of performance objectives and the resulting awards pursuant to our STIP and LTIP;
•Evaluating CEO performance and the performance and capabilities of the Executive Management, based on input from the CEO;
•Evaluating executive officer compensation practices to ensure that they remain equitable and competitive;
•Reviewing succession planning for executive officer positions including the CEO; and
•Approving employee benefit plans.
The HRC Committee consists exclusively of independent directors with Mr. Hancock serving as the current chair. The committee members' experience in leadership roles and extensive knowledge of the transportation industry, operations, corporate strategy and financial matters provide the collective experience, skills and qualities needed to effectively support the Committee's mandate.
To provide support and assistance to the governance and oversight of the Corporation's compensation process, the HRC Committee retains an independent compensation advisor to provide executive and director compensation consulting services. The Compensation Consultant (defined below) is selected and retained by and reports to the HRC Committee and participates in certain HRC Committee meetings where executive compensation matters are discussed.
Effective September 2019, the HRC Committee retained Hugessen Consulting Inc. (the "Compensation Consultant") (and previously Frederic W. Cook & Co., Inc.) and as part of its engagement, the Compensation Consultant:
•Reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including selection of peer group companies and market data analysis;
•Informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs; and
•Reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments with regard to director compensation.
Proposals from management are reviewed for feedback by the Compensation Consultant. Additionally, the HRC Committee and the Compensation Consultant will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including but not limited to advice received from the Compensation Consultant.
Services provided by the Compensation Consultant in 2020 were related to executive and director compensation. No other services were performed by the Compensation Consultant and no other fees were paid in 2020. The table below summarizes the fees paid in relation to executive and director compensation for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of executive compensation, are required to be pre-approved by the HRC Committee before proceeding.

COMPENSATION CONSULTANT SERVICES PERFORMED
Hugessen Consulting Inc.	12/31/2020	12/31/2019
Executive compensation-related fees	$131,373	$63,864
All other related fees	$—	$—
Frederick W. Cook & Co., Inc.
Executive compensation-related fees	$—	$735
All other related fees	$—	$—
Total	$131,373	$64,599
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Section 4: Compensation of Executive Officers | Compensation Governance
EXECUTIVE COMPENSATION AND SHAREHOLDER INTERESTS
Westport Fuel Systems maintains its commitment to building long-term shareholder value by using a balanced performance measurement framework aligned with the Corporation's key performance metrics and ensuring adherence to general governance best practices. The following table outlines some of the best practices the HRC Committee employs in the compensation program:

What We Do	What We Don't Do
Provide a meaningful part of pay which is "at risk" and contingent upon corporate and individual performance	No offering or repricing of stock options
Ensure the pay opportunity is capped	No offering of tax gross-ups
Retain external experts who report directly to the HRC Committee	No pledging of the Corporation's shares as collateral for a loan or holding Corporation shares in margin accounts
Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas	No hedging or "short sales" of the Corporation's shares
Ensure the majority of executive long-term compensation vests based on performance	No defined benefit retirement plan or supplemental executive retirement plan
Ensure the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance	No excessive executive perquisites
Mitigate risk by having anti-hedging and clawback policies in place	No issuance of severance above common-law entitlements instead efforts are made to keep severance entitlements in line with industry best practice
Include a “double trigger” in executive employment agreements so that severance payments are due upon a change of control only if employment is also effectively terminated
Align executive interests with Shareholders’ by having equity ownership guidelines
Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote
Compensation Risk Management
Creating appropriately incented behaviors is an essential part of the compensation setting process. The HRC Committee believes that measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk.
The HRC Committee believes that annual STIP bonus plans and LTIP awards granted to Executive Management should tie primarily to business performance goals, including revenue and EBITDA, as well as strategic performance objectives. These metrics encourage an ownership mindset in overall business performance, and are subject to a maximum payout cap.
Westport Fuel Systems has implemented a claw-back policy in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity-based compensation should the Corporation’s financial statements be restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).
Westport Fuel Systems has also adopted an Anti-Hedging Policy which prohibits officers, directors and employees from engaging in hedging against future decreases in the market value of any securities of the Corporation through the purchase of financial instruments designed to hedge or offset such risk.
Additionally Westport Fuel Systems, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Westport Fuel Systems’ case, the elements include annual bonus and PSUs. Westport Fuel Systems abides by these laws.

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Section 4: Compensation Of Executive Officers | Compensation Governance
Share Ownership Requirements
Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Corporation in order to align their interests with those of our Shareholders:
•Westport Fuel Systems non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;
•each of Westport Fuel Systems executive officers, with the exception of the CEO, is required to hold a minimum of one times his or her annual base salary in Common Shares, Units, or Options to be acquired over a five-year period; and
•the CEO is required to hold a minimum of three times his or her annual base salary in Common Shares, Units or Stock Options ("Options"), to be acquired over a five-year period.
As of March 15, 2021 all current NEOs complied with Westport Fuel Systems' share ownership guidelines. The below table summarizes each NEO's holdings:

Name	Common Shares	Share Units	Total Value of Equity(1)	Share Ownership Requirement(2)
David Johnson	188,153	385,417	$5,586,572	$1,605,000
Richard Orazietti	113,719	211,667	$3,169,260	$400,000
Jim Arthurs	137,824	43,750	$1,768,531	$307,434
Bart van Aerle	13,323	25,917	$382,198	$230,289
Notes:
1.This value was calculated by multiplying the number of Common Shares and the number of Units (representative of the value of the underlying Common Shares that ultimately vest) by the closing price of the Common Shares on the NASDAQ at March 15, 2021. Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.
2.Shareholding requirements are calculated for the CEO as three times base salary and for the remaining NEOs at one times base salary.
COMPENSATION DISCUSSION AND ANALYSIS
The Corporation’s executive compensation program is designed to retain, attract, motivate and reward our executives who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes that the executive compensation program’s underlying philosophy and related policies maintain a robust pay-for-performance alignment which factors in the median levels of both local market and peer compensation data to properly balance pay mix and level targets of its executives and employees.
Within the Corporation’s global operations, Westport Fuel Systems compensation program is based on the following philosophy:
1.Pay for performance - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual’s area of responsibility.
2.Long term incentives - balanced retention and performance-based equity compensation aligned with shareholder value creation.
3.Competitive total compensation - factors in the median levels of both a defined comparator group of peers' compensation and local market data to properly balance pay mix and level targets for executives and employees.
Determination of Compensation
As part of the compensation setting process, the HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews in an effort to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with the Corporation's compensation policies and practices. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by the Corporation with the remuneration paid by other comparable public companies to Westport Fuel Systems or companies of similar business lines, geography and complexity of operations and following consultation with the Compensation Consultant.
The HRC Committee considers a range of factors in making executive compensation decisions, including but not limited to: an individual’s performance, benchmarking data, compensation risk considerations (succession and retention), long-term strategic objectives, prior equity based compensation awards, feedback from shareholders and other stakeholders and general information relating to executive compensation
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
trends and developments. A key component in such decisions is benchmark analyses conducted by the Corporation's independent Compensation Consultant, which analysis assists in determining whether the Corporation's executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives which encourage a positive performance-based culture. The Corporation’s current philosophy is to target pay at median of the Comparator Group (defined below) recognizing that pay is often correlated with company size.
Consistent with prior years, the HRC Committee examines in detail the compensation paid by similar companies that satisfy our selection criteria (the "Comparator Group"). The Comparator Group is comprised of publicly listed companies to give a realistic view of market competitive compensation. In 2019 the Comparator Group was modified to ensure a more robust and relevant set of peer data would be used as the basis for compensation program reviews and overall compensation decision making. The table below outlines the 21 companies which currently form the Comparator Group and includes 14 U.S., 4 European, and 3 Canadian based companies:

Ag Growth International Inc.	Motorcar Parts of America, Inc.	Shyft Group (formerly Spartan Motors, Inc.)
Ballard Power Systems Inc.	paragon GmbH & Co. KGaA	Standard Motor Products, Inc.
CECO Environmental Corp.	Plug Power Inc.	Stoneridge, Inc.
Clean Energy Fuels Corp.	Progress-Werk Oberkirch AG	The Gorman-Rupp Company
Commercial Vehicle Group, Inc.	Ricardo plc	Twin Disc, Incorporated
Landi Renzo S.p.A.	Shiloh Industries, Inc.(1)	Wajax Corporation
Lydall, Inc.	SHW AG	XPEL, Inc.
NOTES:
1.Following the 2020 executive compensation review, Shiloh Industries Inc. was removed from the Comparator Group as it filed for bankruptcy.
The HRC Committee believes that this Comparator Group offers a reasonable benchmarking of compensation and is the primary data source used by Westport Fuel Systems to determine design (structure and metrics), pay mix, position of base salary, and performance-based incentive programs for executive compensation. For determining CEO compensation, only the Comparator Group is used. Additional local regional benchmarks are considered when determining other executive position compensation.
For more information on the LTI Plan, please see section "Elements of our Executive Compensation Program: Long-Term Incentive Plan".
Executive Compensation At Risk
Westport Fuel Systems ensures that a meaningful portion of executive pay is "at risk" - meaning that it is not a guaranteed payment and that payment varies with performance. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short term and long term incentives which link directly to corporate performance and to Westport Fuel Systems' relative total shareholder return ("TSR") and absolute TSR. The principles described earlier were used to determine base salaries and to set the at-risk targets under the short and long-term incentive programs. The following table shows the targeted mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO, CFO and other NEOs relative to total compensation.

	Program Element	CEO		CFO		NEO
Fixed	Base Salary	29%		36%		50%
At-Risk	Short-Term Incentive	29%	71%	28%	64%	25%	50%
	Long-Term Incentive	42%		36%		25%
For summary of actual compensation for financial year 2020, see the following section "Executive Compensation Figures and Tables".

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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
ELEMENTS OF OUR EXECUTIVE COMPENSATION
Westport Fuel Systems executive compensation program consists of the following elements:

Element			Objective	Performance Period	Form
Total Direct Compensation
Fixed	Short- Term	Base Salary	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		Short-term Incentive	Motivate and reward achievement of financial, operating and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	Long-term Incentive –RSUs or Phantom Shares	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest 1/3 per year over a three year period	Share Units
		–PSUs		Vest at the end of defined points within a three year period
Total Indirect Compensation
Health Benefits Regional Long-term Savings Plans			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a
Base Salary
Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.
Short-Term Incentives
The STIP is the primary method for motivating business and individual performance during the financial year and is intended to link pay and performance by providing cash compensation if targeted results are achieved, up to a capped amount of base salary. For 2020, 70% of the value of the bonus was tied to financial targets including revenue growth and EBITDA. These metrics were selected to align management focus on both the Corporation’s growth and the path to sustainable profitability. The balance, weighted at 30%, was linked to strategic target achievement within the annual operating cycle, designed to award specific achievements which contribute to shareholder value creation over time.
The CEO's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEOs are set by the CEO and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made only after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.
Long-Term Incentives
The long-term incentives ("LTIs") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for Executive Management and the design and magnitude of long-term incentives are guided by several factors: (1) the design must be aligned with shareholder value creation; (2) the design should be supportive of the Corporation's business goals and strategic plan; and (3) the design must be retentive.
The HRC Committee analyses market data, Comparator Group data and assesses recommendations from its Compensation Consultant and information provided by management in determining LTI program design, metrics and targets. A subset of the Comparator Group ("Subset Comparator Group") comprised of selected North American based companies within the Comparator Group that are listed on a U.S. based stock exchange was also established to support the 2019 LTIP which uses a relative Total Shareholder Return (“rTSR") metric to determine
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
performance against which to measure PSU payouts. The Subset Comparator Group is the group used to measure the LTIP rTSR performance. The table below outlines the companies included in the Subset Comparator Group:

Ballard Power Systems	Lydall Inc.	Standard Motor Products
CECO Environmental	Motorcar Parts of America	Stoneridge, Inc.
Clean Energy Fuels Corp.	Plug Power Inc.	Twin Disc, Inc.
Commercial Vehicle Group, Inc.	Shiloh Industries, Inc(1)
Gorman-Rupp Co.	Shyft Group (formerly Spartan Motors, Inc.)
NOTES:
1.In 2020, Shiloh Industries Inc. was removed from the Comparator Group as it filed for bankruptcy.
CEO recommendations on LTIs are limited to Executive Management and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRC Committee, with consultation from the Board Chair.
In 2010, Shareholders approved the Corporation's current Omnibus Incentive Plan ("Omnibus Plan"), which superseded the Corporation's previous Share Unit Plan and Stock Option Plans. The Omnibus Plan was re-approved by Shareholders for an extended term in 2020 and is designed to allow flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally.
Although the Omnibus Plan allows for the use of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units which will ultimately convert into Common Shares of the Corporation following vesting. On a limited basis Restricted Phantom Shares ("RPSs") have been granted where the recipient receives cash compensation instead of Common Shares of the Corporation on vesting and to address differing taxation requirements across the various jurisdictions in which we operate.
LONG-TERM INCENTIVE PLAN
In 2019 the HRC Committee approved the adoption of a LTIP that consists of a combination of: (i) time restricted awards in the form of RSUs or RPSs that ratably vest over three years; and (ii) performance based awards in the form of PSUs that are linked to shareholder value creation, subject to a performance-based payout scale and are fully at-risk with the potential for zero payout. RPSs are awarded to non-executive employees in operating regions outside North America to simplify the conversion process for employees.
The program is primarily designed to grant awards on an annual basis that are weighted 70% as to performance awards and 30% as to restricted awards for senior management, ensuring the majority of the awards are pay-for-performance and aligning reward with shareholder value creation. Employee participant total grant awards are weighted 60% restricted awards and 40% performance awards as more emphasis is placed on retention as a strategic lever to retain our top talent as restricted time-based awards provide strong retention value.
The HRC Committee believes that a three-year ratable vesting for RSUs, RPSs and a three-year performance period for PSUs is an appropriate length of time to support retention, motivate executive performance, align with shareholder interest, and is consistent with common market practice and taxation principles. Performance awards only vest and entitle the holder to Common Shares or a cash payout if minimum thresholds are achieved and are capped to ensure positive shareholder value transfer is created with the award. If the performance metrics are not attained in the three year performance period the PSU award will be returned to the Omnibus Pool for future grant.
The following table summarizes the LTI vehicles and metrics that are used to provide grants under the LTIP for the noted three year performance periods:

	Performance Share Units	Restricted Share Units
LTI mix	70%	30%
Grant frequency	Annual	Annual
Grant methodology	Award value divided by 50-day VWAP at time of grant	Award value divided by 50-day VWAP at time of grant
Term	3 years	3 years
Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%
Payout	Shares	Shares
Vest price	50-day VWAP at time of vest	50-day VWAP at time of vest
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis

The PSU performance metrics consist of both relative and absolute total shareholder return, as summarized in the table below:

PSU Metric	Weight	Threshold(3)		Target		Maximum
		Performance	Multiplier(2)	Performance	Multiplier(2)	Performance	Multiplier(2)
Relative TSR	50%	25th Percentile	50%	50th Percentile	100%	75th Percentile	150%
Absolute TSR CAGR(1)	50%	8%	50%	14%	100%	20%	150%
NOTES:
1."Compound Annual Growth Rate" calculated over the three-year performance period
2.Multiplier expressed as a % of target PSU award. Note: in prior years, PSUs vesting have been expressed as a % of maximum.
3.Performance below threshold results in a 0% payout.
Other Benefits
In addition to the executive compensation program described above, the Corporation's executives participate in the Corporation-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. Westport Fuel Systems offers an additional voluntary participation executive health and wellness benefit to its executives on a cost sharing basis. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport Fuel Systems offers only limited benefit and perquisites, and current offerings to our NEOs are consistent with market practice.
Payments Upon Termination
In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport Fuel Systems NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Circular.
2020 EXECUTIVE COMPENSATION
Base Salary Adjustments
In 2020, due to the impact of the COVID-19 pandemic, Mr. Johnson and Mr. Orazietti voluntarily agreed to a one-month 100% deferral of base salary in addition to a temporary base salary reduction of 20% for six months. Other NEOs also voluntarily agreed to a reduction in base salary of 20% for a period of six months or agreed to use vacation days to subsidize an otherwise four-day work week.
With the exception of the above noted adjustments, there were no other base salary adjustments for any of the NEOs during 2020.
Short-Term Incentives
CORPORATE PERFORMANCE
Revenues for the year ended December 31, 2020 decreased 17%, to $252.5 million, from $305.3 million in 2019, and EBITDA for same period decreased 35% to $16.1 million. This performance reflects a decline in business as a result of the adverse impact of the COVID-19 pandemic during the year, especially in the Corporation's light-duty OEM and DOEM businesses. While the latter six months of the year saw a recovery, the first six months were most significantly impacted with production facilities in Northern Italy being required to undergo full shutdown temporarily. Sales from these facilities are primarily to Western and Eastern Europe which were significantly impacted by the COVID-19 pandemic.
Several austerity measures were implemented by the Corporation during the year including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. The Corporation worked with its key lenders to strengthen liquidity and made significant progress to improve liquidity and reduce cost of capital.
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
Based solely on the year end financial results, the STIP formula would have resulted in threshold values not being achieved. The HRC Committee recognized the Corporation had delivered significant efforts to protect the organization and regain performance during such an unprecedented time, and a nil reward did not align with the Corporation's compensation philosophy. As such, after reviewing a variety of alternatives, the HRC Committee used their discretion to isolate the second quarter and evaluated 2020 in four quarterly periods, each weighted at 25%, to calculate a total financial achievement score for 2020 recognizing that the Corporation achieved revenue targets in three of four quarters and achieved established EBITDA targets in the first and fourth quarters.
In addition to the financial performance, the HRC Committee conducted an in-depth assessment of the strategic initiatives that were set for the year and the exceeding manner in which results were delivered on the business, organizational and leadership dimensions during an exceptionally challenging year and arrived at the score. For the CEO this included:
•the refinement of our European strategy, specifically the positioning of gaseous fuels as a viable alternative in a lower carbon economy;
•the refinancing of Cartesian’s convertible debt in July 2020 and significant capital raise in October 2020;
•the plan for enhanced HPDI margin improvement; and
•leadership development and optimization.
The HRC Committee believes the discretionary adjustment to evaluating short-term performance in 2020 offered a proper reflection of the efforts of executives and employees in navigating the pandemic and maintained alignment to the overall compensation philosophy.
For more information on the financial performance during 2020, see the Corporation's MD&A and financial statements, filed on SEDAR www.sedar.com and available on the Corporation's website.
CEO SHORT-TERM INCENTIVE ACHIEVEMENT
As per the CEO's employment agreement, the STI component of the CEO's compensation is to be set at a targeted 100% of base salary, though it can pay out between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The table below summarizes the original metrics and weighting for the CEO and the actual achievement in 2020 based on the factors listed above under "Corporate Performance" and Strategic Initiatives":

CEO SHORT-TERM INCENTIVE METRICS - 2020
Consolidated Metrics		Weight	Achievement
Quantitative	Revenue	25%	12.7%
	EBITDA	45%	16.7%
Qualitative(1)	Strategic Initiatives & Customer Attainment	30%	45%
	Organization and Corporate Development Performance
Overall Weighted Achievement		100%	74.4%
		Target Bonus ($)	Achieved Bonus ($)
CEO Short Term Incentive Bonus		$535,000	$398,040
1.Evaluation of the qualitative metric is based on Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to OEM customer attainment, increasing operating flexibility, reducing capital costs, streamlining corporate operations and organizational structure, culture transformation, and succession planning. In 2020, efforts to protect the Corporation from the impact of the COVID-19 pandemic was also a key element in the qualitative assessment, as discussed above.
OTHER NAMED EXECUTIVE OFFICER STI
Targeted bonuses for the NEOs, other than the CEO, range from 35% to 75% of base salary, with a potential pay out between 0% and 112.5% of base salary depending on performance against predefined corporate and individual area of responsibility targets. Depending on the NEO’s area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above.
The consolidated and business unit financial performance metrics associated with the NEO's STI were based on the 2020 Annual Operating Plans approved by the Board of Directors in December of 2019.
Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.
Long-Term Incentive Awards
In 2019, under the LTIP, the Corporation awarded RSUs, RPSs and PSUs for its first three-year retention and performance period of 2020 - 2022. The RSU value and the PSU grant values at threshold, targeted and maximum performance achievement for NEOs who were recipients of
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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
LTIP incentives in 2019 were summarized in last years' management information circular, with the maximum performance achievement value calculated into the NEOs total compensation summary. During 2020, the HRC Committee implemented two administrative changes to the LTIP as follows:
1.A change in PSU dollar value disclosure to better reflect NEO targeted compensation - Where previously, the value of PSU awards was calculated and disclosed in NEO compensation based on the maximum payout potential multiplied by the share price at the date of grant, the disclosure of such compensation in this Circular has now changed to express instead the targeted payout potential of PSUs awarded multiplied by the share price at the date of grant. As a result of this change, the NEO summary compensation table for 2019 share-based awards and total compensation columns have been revised in this Circular from how such disclosure was presented in the Corporation's management information circular for 2019 to reflect this administrative change, allowing for easier future comparisons. The overall value at grant date and the number of unit awards has not changed. As the maximum multiplier for PSUs is 150% of target, the awarded PSU value used in the Corporation's 2019 management information circular has been reduced by 33% in this Circular.
2.A change in award period for LTIP awards - Effective 2021, the Corporation will begin granting LTIP awards in the first quarter of the year in which the performance period begins rather than in the fourth quarter of the preceding year. Given this change in timing there was no LTIP awards issued during fiscal year 2020. Instead, each NEO, other than Mr. Fissore, will receive an approved LTIP award at the beginning of 2021 for the performance period 2021-2023. These values will be disclosed as part of 2021 NEO compensation.
SHARE PERFORMANCE GRAPH
The Common Shares have been listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT" since November 10th, 2016, and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compares cumulative total shareholder return from an investment of C$100 in Common Shares of the Corporation made at December 31, 2015 with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

	Dec 31, 2015	Dec 31, 2016	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020
S&P/TSX	$100.00	$118.00	$125.00	$110.00	$131.00	$134.00
WPRT	$100.00	$55.00	$170.00	$65.00	$110.00	$192.00
Sources: S&P, TMX

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Section 4: Compensation Of Executive Officers | Compensation Discussion and Analysis
EXECUTIVE COMPENSATION FIGURES AND TABLES
Based on the 2020 STIP results and the shift of Share Unit awards received under the LTIP to fiscal year 2021 instead of 2020, the NEO's actual fixed compensation was $1,568,435 or 68.66% of total cash compensation and actual at-risk pay was $716,023 or 31.34%. As described earlier in the Circular, LTIP awards for the 2021 - 2023 performance period were approved in January 2021, and are therefore excluded from any 2020 financial year compensation calculations.
Financial Year 2020 Summary Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2018, 2019 and 2020. The Corporation does not have a pension plan; therefore, the pension contribution for the NEOs is nil. The aggregate cash compensation (salary and bonus) earned by all NEOs during the financial year ended December 31, 2020 was $2,284,458.

NEO SUMMARY COMPENSATION
(figures in U.S. dollars)	Year	Salary(1)	Share-based awards(2)(3)	Non-equity incentive plan(4)	All Other(5)	Total
David Johnson(6) CEO	2020	481,500	—	398,040	66,200	$945,740
	2019	527,112	911,264	508,250	117,238	$2,063,864
	2018	—	—	—	—	—
Richard Orazietti CFO	2020	268,632	—	143,191	—	$411,823
	2019	99,325	565,263	68,348	300	$733,236
	2018	—	—	—	—	—
Jim Arthurs EVP	2020	276,691	—	79,416	3,843	$359,950
	2019	310,498	130,495	122,647	13,161	$576,801
	2018	310,950	—	63,579	13,113	$387,642
Massimiliano Fissore(7) EVP, Transportation	2020	284,386	—	51,700	66,420	$402,506
	2019	263,234	131,148	119,771	31,974	$546,127
	2018	277,335	243,000	122,374	22,616	$665,325
Bart van Aerle(8) VP, Business and Product Strategy	2020	257,226	—	43,676	16,677	$317,579
	2019	252,095	56,248	100,800	50,261	$459,404
	2018	254,561	49,000	143,450	94,033	$541,044
1.Annual base salaries for the current NEOs as at December 31, 2020 were $535,000, C$400,000, C$412,000, €235,029, and €225,360 for Mr. Johnson, Mr. Orazietti, Mr. Arthurs, Mr. Fissore, and Mr. van Aerle respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.
2.Values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a three-year performance period. PSU values in this table reflect the target number of awards under the 2019 LTI Plan instead of the maximum number of awards available as reported in the prior year. This change effects 2019 calculations of share-based awards and total compensation and is intended to allow for a direct comparison for future awards granted. The overall value at grant and the number of Unit awards has not changed.
3.Awards issued under the LTI Plan for 2021-2023 performance years were issued in January 2021 and therefore do not appear in this table.
4.This represents Westport Fuel Systems short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the year subsequent. For details on non-equity incentive plan values paid during the fiscal year, see table titled "NEO Incentive Plan Awards: Value Vested/Earned".
5.The column entitled "All Other Compensation" includes Westport Fuel Systems contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonuses and allowances as noted in notes 7, 8 and 9 below.
6."All Other Compensation" for Mr. Johnson during the year ended December 31, 2020 includes a housing, vehicle and relocation allowance.
7."All Other Compensation" for Mr. Fissore during the year ended December 31, 2020 includes a vehicle allowance.
8."All Other Compensation" for Mr. van Aerle includes an expense stipend.
Plan Awards
During the year ended December 31, 2020, RSUs were granted for Board of Director compensation (see section "Director Compensation"). Additionally, RSUs were issued to certain employees of the Corporation (including grants made to NEOs) in three scenarios, as part of 2020 employment contracts, for STI awards in-lieu of cash payment (for COVID-19 purposes) or for retention purposes. Excluding director compensation, 190,096 Share Units and RPSs were issued during the year ended December 31, 2020. The value of the Share Units and RPSs are based on the fair market value on the date of the grant.
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Section 4: Compensation of Executive Officers | Executive Compensation Figures and Tables
OUTSTANDING SHARE-BASED AWARDS AS OF DECEMBER 31, 2020

NEO INCENTIVE PLAN: SHARE-BASED AWARDS
(figures in U.S. dollars)	Not Vested		Vested Not Paid Out or Distributed
	Qty(1)	Market/Payout Value ($)(2)	Qty	Market/Payout Value ($)(2)
David Johnson	412,917	$2,200,848	—	—
Richard Orazietti	223,267	$1,190,013	—	—
Jim Arthurs	47,250	$251,843	—	—
Massimiliano Fissore	67,500	$359,775	—	—
Bart van Aerle	28,425	$151,505	—	—
1.Represents the number of Units or Common Share awards that either may vest based on time or performance criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.
2.This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as at December 31, 2020 ($5.33). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.
VALUE VESTED OR EARNED DURING THE YEAR

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
(figures in U.S. dollars)	During the Year
	Share-based Awards: Value Vested(1)	Non-equity Incentive Plan Compensation: Value Earned	Total Value Vested and Earned
David Johnson	$33,345	$508,250	$541,595
Richard Orazietti(2)	$127,739	$59,595	$187,334
Jim Arthurs	$9,250	$122,647	$131,897
Massimiliano Fissore	$79,666	$119,771	$199,437
Bart van Aerle	$15,934	$100,800	$116,734
1.This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.
2.Mr. Orazietti was appointed CFO effective September 3, 2019, the performance year for which the non-equity incentive values are based.
OMNIBUS INCENTIVE PLAN
In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security based compensation arrangements for the three most recently completed financial years. For a summary of the Omnibus Plan, see "Section 6: Schedules and Attachments, Schedule B."

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued(1)	Weighted-average exercise price(2)	Securities remaining for future issuance
Omnibus Plan	1,553,028	—	7,310,625

ANNUAL BURN RATE(3)
	2020 Burn Rate(4)	2019 Burn Rate(5)	2018 Burn Rate
Omnibus Plan	0.38%	1.78%	0.76%
1.Securities to be issued value includes 98,700 RPSs granted however these will be settled in cash and not in Common Shares. Once settled in cash the 98,700 RPSs will return to securities remaining for future issuance.
2.The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price.
3.Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.
4.Options and Units issued under the LTIP for the performance period 2021 - 2023 were awarded in January 2021 and will be reflected in the 2021 burn rate.
5.In 2019, this burn rate includes the adoption of the 2019 LTI Plan and awards issued in December 2019 for the 2020-2022 performance period.
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Section 4: Compensation of Executive Officers | Executive Compensation Figures and Tables
EMPLOYMENT AGREEMENTS: TERMINATION & CHANGE IN CONTROL
Each NEO has signed an employment agreement which includes standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport Fuel Systems without cause, each NEO may be entitled to: an amount comprised of salary and benefits, an annual bonus, an immediate vesting of all unvested Options and Units previously granted to the NEO, and compensation for a non-compete period as further described below.
In the event of termination of any eligible recipient's employment with Westport Fuel Systems without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but not yet exercised Units.
Westport Fuel Systems has a Change in Control Policy intended to provide eligible executives of the Corporation with reasonable continuing financial security in their employment and position with the Corporation, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Corporation. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, and senior vice presidents of the Corporation and certain affiliated entities as well as to certain other officers or executives who are designated by the CEO and ratified by the HRC Committee and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination".  "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing on the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment in an amount equal to twice the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Corporation-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date at a cost equal to 200% of the Corporation's premium rate for such benefits, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested equity awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination, with any such awards that are subject to any performance targets being subject to a good faith determination as to whether or not the performance target has been met by the HRC Committee and the related payout amount. To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.
Mr. Johnson entered into an employment agreement effective January 14, 2019 which either ends on December, 31, 2021 or can be extended by mutual agreement between the Board of Directors and Mr. Johnson. Mr. Johnson is entitled to six months base salary plus six months cost of benefits coverage and a maximum of $30,000 in relocation expenses if terminated. No severance is due if the term of employment is not extended.
Mr. Orazietti entered into an employment agreement effective September 3, 2019. Mr. Orazietti is entitled to twelve months base salary, an amount equal to twelve months’ cost of benefits coverage and a partial incentive bonus calculated on a pro rata basis for the months worked within the financial year in which termination of employment occurs.
Mr. Arthurs is entitled to a lump sum payment of the total of base salary, pro-rated bonus, and cost of benefits between a termination date and June 30, 2021.
Mr. Fissore did not and Mr. van Aerle does not have any termination provisions within their employment agreements.
None of the NEOs have specific change in control provisions in their agreements however; they are covered under Westport Fuel Systems Change in Control Policy (described above).
The following tables set forth, for each NEO, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2020, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2020, as per such person's employment agreement or Westport Fuel Systems Change in Control Policy.
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Section 4: Compensation of Executive Officers | Termination and Change in Control

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Awards(1)	Total(2)
David Johnson	$267,500	$—	$—	$267,500
Richard Orazietti	$312,500	$234,375	$—	$546,875
Jim Arthurs	$321,875	$160,938	$—	$482,813
Massimiliano Fissore	$—	$—	$—	$—
Bart van Aerle	$—	$—	$—	$—

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
(figures in U.S. dollars)	Severance	Bonus	Value of Unvested Equity Awards(1)	Total(2)
David Johnson	$1,070,000	$1,070,000	$2,200,848	$4,340,848
Richard Orazietti	$625,000	$468,750	$1,190,013	$2,283,763
Jim Arthurs	$643,750	$321,875	$251,843	$1,217,468
Massimiliano Fissore	$568,770	$284,385	$359,775	$1,212,930
Bart van Aerle	$378,731	$132,556	$151,505	$662,792
1.The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as at December 31, 2020 ($5.33).
2.Total compensation due upon termination of employment does not include the sum of benefits.
Section 5: Additional Information
Except as otherwise specified herein, the information set forth in this Circular is provided as of March 15, 2021. Additional information relating to Westport Fuel Systems is available on our website at www.wfsinc.com and on SEDAR at www.sedar.com. The information relating to Westport Fuel Systems at www.wfsinc.com is not incorporated by reference herein. Financial information of Westport Fuel Systems is provided in the comparative financial statements and MD&A of Westport Fuel Systems for the most recently completed financial year. Copies of the financial statements and MD&A of Westport Fuel Systems may be obtained from Investor Relations, Westport Fuel Systems at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at: +1-604-718-2001.
DATED effective the 15th of March, 2021.
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Section 4: Compensation of Executive Officers | Termination and Change in Control
Section 6: Schedules & Attachments
Schedule “A”: Board of Directors' Charter
REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 12, 2021
1.0PURPOSE OF THE CHARTER
This Charter has been adopted by the Board of Directors (the "Board") of Westport Fuel Systems Inc. ("WFS") to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, key position descriptions, major policies, and codes and guidelines adopted by the Board, and WFS’s By-Laws and Articles, collectively comprise WFS's overall corporate governance framework.
2.0BOARD MISSION AND RESPONSIBILITIES
The Board is responsible for the overall stewardship of WFS and is charged with overseeing the management of the business and affairs of WFS pursuant to its By-Laws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value. The Board serves as the ultimate decision-making body of WFS, except for those matters reserved to or shared with the shareholders.
The Board will carry out these responsibilities and discharge its obligations either directly or through committees of the Board. Any responsibility not delegated to one or more of its committees remains with the Board.
3.0DEFINITIONS
Where used in this Charter, the following terms have the following meanings:
"Executive Management" means the CEO, the CFO and other executive officers of WFS.
"External Auditor" means the independent, registered, external audit firm nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for WFS.
"Independent Director" means a Director who meets the independence standards specified under Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules. In short, a Director will not be independent if he or she has any direct or indirect “material relationship” with WFS or any of its subsidiaries (other than his or her relationship as a Director).
4.0COMPOSITION OF THE BOARD
The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of WFS in order to effectively perform the duties of the Board. At least the majority of the Board will consist of Independent Directors.
Directors are elected at the annual meeting of shareholders and serve a one-year term. The Independent Directors will elect the Board Chair ("Board Chair") from among the Independent Directors serving on the Board annually at the first meeting of the Directors after the annual meeting of shareholders.
As at the date hereof, the Board has formed three standing committees (the "Committees") and delegated specific responsibilities to each Committee. Those Committees are: Audit, Human Resources and Compensation ("HRC"), and Nominating and Corporate Governance ("NCG"). Each Committee operates under its own Charter (a copy of which is available on WFS’s website), and has a chairperson ("Committee Chair") responsible for leadership and overall operation of their respective Committee. There is an independent position description for the role of Committee Chair (a copy of which is also available on WFS’s website).
All members of these Committees will be Independent Directors, and the Independent Directors will select the respective Committee Chairs, for an annual term starting at the first meeting of the Directors after the annual meeting of shareholders.
New committees of the Board may be established from time to time at the discretion of the Board in accordance with Section 22.
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Section 6: Schedules & Attachments

5.0NOMINATION AND ELECTION OF DIRECTORS
The NCG Committee, with input from all Directors, will work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.
Prospective Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards and a broad range of skills, expertise and experience that are relevant to WFS’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. The Board also recognizes that diverse views and backgrounds will enhance balanced decision making. To that end, the Board has adopted a focus on achieving and sustaining female representation on the Board to achieve and sustain a more gender-balanced board and has adopted a target of having at least 30% female representation on the Board. The NCG Committee will annually review Board composition and requirements with consideration of such gender based target, WFS’s strategy and all relevant facts and circumstances, individual Director contributions and potential candidates for election as WFS Directors, and recommend to the Board a slate of Directors for election by shareholders that brings a diversity of background and industry or related expertise and experience to the Board. In assessing Board composition and identifying suitable candidates, the NCG Committee will review the current composition of the Board with a view to ensuring it reflects a diverse mix of knowledge, experience, education, skills, gender, age, ethnicity and geographic location, and in an effort to achieve at least 30% women directors.
If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with WFS’s Majority Voting Policy (a copy of which is available on WFS’s website). Following receipt of a resignation tendered pursuant to WFS's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the resignation shall be considered in accordance with the Majority Voting Policy.
6.0BOARD INDEPENDENCE AND EFFECTIVENESS
The business of WFS is conducted by Executive Management under the oversight of the Board. WFS believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for WFS to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of WFS and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where WFS shares are listed (except for any non-Independent Directors) but also independent in practice.
In addition, a Director must act strictly in the best interests of WFS and its shareholders generally and not in the interest of any one shareholder or group of shareholders.
To that end, the Board has adopted several organizational principles:
•At least the majority of the Board will consist of Independent Directors.
•The Audit Committee Chair, the HRC Committee Chair and the NCG Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.
•Executive sessions of the Board excluding any Directors who are also officers or employees of WFS will be held at each meeting of the Board. These sessions will be led by the Board Chair.
•Where appropriate, executive sessions of only the Independent Directors will be held. These sessions will be led by the Board Chair.
Certain functions shall be the exclusive responsibility of Independent Directors, led by the Board Chair, who will, if necessary, consult with appropriate stakeholders and then bring recommendations to the full Board for approval. These functions include:
a.Revising the Charter of the Board from time to time;
b.Developing position descriptions for the key positions in the WFS governance system, including that for Chair, Committee Chairs and Directors; and
c.Developing a position description for the Chief Executive Officer, as well as indicators to measure his or her performance.
The Board, as well as each Committee, may, in their discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, etc.), at the expense of WFS, for the purpose of advising the Board or a Committee in the execution of its responsibilities and duties.
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Section 6: Schedules & Attachments | Schedule A: Charter of the Board of Directors
7.0BOARD LEADERSHIP
The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:
•He or she will establish an annual calendar with the Board and Committee meetings scheduled at least 12 months in advance. Other Board meetings will be scheduled by the Board Chair with reasonable notice to all Directors.
•He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each Board meeting.
•He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute chair if necessary.
•He or she will act as the Board’s contact and spokesperson in discussions with third parties.
•Generally the Board believes that Executive Management has the primary responsibility for shareholder engagement, however where appropriate, he or she will lead shareholder engagement on behalf of the Board. The NCG Committee has primary responsibility for oversight of WFS’s process and procedures for shareholder engagement.
•He or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance.
8.0ROLE AND RESPONSIBILITY OF THE BOARD, DECISIONS OF THE BOARD
As part of its overall stewardship of WFS, the Board oversees the conduct of WFS’s business by management and reviews WFS’s financial objectives, strategic plans and activities. The Directors shall exercise their business judgment to act in what they reasonably believe to be the best interests of WFS and its shareholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable law, and maintenance of appropriate financial or other controls.
Typically, matters before the Board will be decided by a majority vote of the Directors present at the meeting, provided that minimum quorum is met. Notwithstanding the previous sentence, the approval of any annual capital and operating budget(s) shall require the approval of not less than two-thirds of the members of the Board.
The Board has responsibility for the following matters:
a)Executive Leadership and Oversight: the Independent Directors have the authority to select, appoint, and, if necessary, terminate the CEO. Such a decision will be made by majority vote of the Independent Directors. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that WFS is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout WFS. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The HRC Committee, working with the Board Chair, has primary responsibility for CEO and Executive Management succession planning and makes recommendations to the Board in this regard for discussion and final approval. The Board reviews Executive Management’s succession plans on an annual basis.
b)Corporate Communications: the Board shall satisfy itself that WFS maintains appropriate programs and policies regarding corporate disclosure and will have oversight over WFS’s programs and policies to effectively communicate with its stakeholders. The Board is responsible for reviewing and approving WFS’s Disclosure Policy. The Board has specific responsibilities under applicable laws, rules and regulations to review and approve WFS's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.
c)Risk Management and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by WFS (including, without limitation, those risks related to cybersecurity) and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of WFS's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of internal controls and critical information systems pertaining to financial reporting and to make any recommendations to the Board.
d)Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of WFS and for setting its principles and processes in this regard, and has delegated primary responsibility for this to WFS’s NCG Committee.
e)Strategic Plan: WFS operates in an industry in constant evolution, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. Executive Management will produce and
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present, no less than once a year, an updated Strategic Plan for WFS. The Strategic Plan will be reviewed and approved by the Board on an annual basis.
f)Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.
g)Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long-term best interests of WFS shareholders.
h)Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long-term best interests of WFS shareholders.
i)Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique WFS culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long-term success. Primary responsibility for this has been delegated to the HRC Committee.
j)Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long-term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular for making recommendations on CEO compensation and make recommendations on other Executive Management compensation programs to the Independent Directors for approval.
k)Sustainability: The Board is committed to nurturing and fostering WFS’s long-term and ongoing commitment to environmental stewardship and sustainability for the creation of long-term shareholder value. The Board oversees WFS’s approach to environmental, social and governance ("ESG") related matters, including the adequacy of management systems to identify and manage ESG related risks and opportunities, adoption of appropriate ESG standards, tracking and monitoring of WFS’s ESG performance, and ESG performance disclosure. The Audit Committee has primary responsibility for oversight over the adequacy and effectiveness of the reporting systems and related internal controls developed and implemented by management in connection with disclosures relating to ESG matters and other non-financial data included in WFS Sustainability Reports.
l)Legal and Regulatory Compliance: The Board is responsible for overseeing WFS’s compliance with all applicable laws and regulations. The Board is also committed to fostering and nurturing WFS’s ongoing commitment to the highest ethical standards and promoting a culture of integrity and ethical business conduct throughout WFS. WFS’s Code of Conduct (a copy of which is available on WFS’s website) reflects its commitment to a culture of honesty, integrity, and accountability and outlines the Board’s and Executive Management’s expectations for ethical behaviour. The Board shall take such actions as it deems necessary to satisfy itself, to the extent feasible, as to the creation and fostering by the CEO and other members of Executive Management of a culture of integrity and legal and ethical business conduct throughout WFS. Where appropriate, specific responsibilities may be delegated to one or more of the committees of the Board in this regard.
9.0DUTIES OF DIRECTORS
The fundamental responsibility of the Directors is to promote the long-term best interests of WFS and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.
All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of WFS, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long-term best interests of WFS; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This Charter is by no means an exhaustive list of such duties and responsibilities.
Fiduciary duties are those that arise from the nature of the relationship of trust and confidence between Directors, WFS and its shareholders. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all WFS matters. Decisions must be made in good faith and with the long-term interests of WFS and its shareholders in mind.
In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of WFS and have a solid understanding of the strategic plan and the financial condition of WFS.
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Directors are entitled to rely in good faith on the financial statements of WFS which are represented to them by an officer of WFS or in a written report of the External Auditor of WFS as fairly reflecting the financial condition of WFS, and on opinions or reports of independent professional advisors.
In order to fulfill their fiduciary duties to WFS and its shareholders, each Director must devote sufficient time and energy to preparation for and attendance at meetings of the Board and committees on which they serve and should: (i) prepare for and strive to attend all meetings of the Board and committees on which they serve, but in any event no less than 80% of such meetings; (ii) be sufficiently informed about the current and proposed activities of WFS; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board and committees on which they serve to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of WFS’s activities according to their own experience and occupation.
10.0CONFLICTS OF INTEREST
A Director who is a party to a material contract or proposed material contract with WFS, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with WFS, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.
If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of WFS, they must disclose their interest at the first meeting of the Board after they became a Director.
Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.
A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract.
If a significant and persistent conflict exists which cannot be resolved, the Director should immediately submit his or her resignation to the Board Chair for consideration by the Board.
Directors of WFS have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:
a)It was clearly understood at the Board meeting that the information was not required to be kept in confidence;
b)The Director was required or authorized by law to disclose the information (and then only following having used all reasonable efforts to have given sufficient advance notice of such disclosure to allow WFS to seek a protective order);
c)The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or
d)The information was previously disclosed publicly by a party that was not under a duty of confidentiality with respect to such disclosed information.
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to WFS.
11.0 CORPORATE OPPORTUNITY
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to WFS, for which it has been negotiating, or which is otherwise in line with the general business pursuits of WFS.
Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by WFS, or where it was their position with WFS that led to the opportunity.
A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to WFS to participate in the transaction.
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12.0 SECURITIES TRADING AND INSIDER REPORTING
Directors are insiders of WFS and, as such, must not use any material information to trade in securities or to assist others to trade in securities before the information is available to the public. Directors are required to comply with WFS's Trading Policy (including the blackout periods and any required clearances for trading instituted under that policy) and all applicable laws.
13.0 ACCESS TO MANAGEMENT
Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will maintain the clear distinction between Board oversight functions and the responsibilities and duties of Executive Management and as such will not interfere with or usurp management responsibility and authority.
14.0 FINANCIAL STATEMENTS
The Board has a duty to approve the annual financial statements of WFS and to submit the financial statements of WFS for the preceding year, together with the External Auditors’ report thereon, to the shareholders at the annual general meeting of the shareholders of WFS.
The Board has delegated to the Audit Committee the primary responsibility to review and approve the quarterly financial statements and management discussion and analysis of WFS. The Audit Committee additionally has the primary responsibility to review and to recommend for Board approval the annual financial statements and management discussion and analysis of WFS. The Audit Committee is responsible for satisfying itself that management has developed and implemented appropriate programs and policies to provide assurance that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of WFS.
15.0 SHAREHOLDER MEETINGS
The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.
16.0 DIRECTOR COMPENSATION
The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective WFS Director. In establishing such recommendation the HRC Committee will consider the following objectives:
•Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures;
•Director compensation should align the interests of non-employee Directors with those of WFS shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors; and
•Compensation should recognize the extra work and responsibility taken on by Board Chair, Committee Chairs and members of committees.
Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by WFS will not receive additional compensation for serving on the Board in any capacity.
WFS will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on WFS business, pursuant to WFS's Expense Reimbursement Policy.
17.0 DIRECTORS’ SHAREHOLDINGS
In an effort to better align the interests of the Director with the common shareholders of WFS, each non-employee Director is required to hold a minimum of the number of WFS shares, or equity compensation grants exercisable for a number of shares, having a value equivalent to three times their cash annual retainer as of the date the Director was initially elected to the Board. New Directors will have a five year grace period in order to meet this expectation. Once the established minimum standard has been met, so long as the Director holds that number of shares or
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awards exercisable for such number of shares, there is no obligation to “top up” if the value of that position falls below three times the annual cash retainer.
18.0 LOANS AND OTHER FINANCIAL TRANSACTIONS WITH DIRECTORS AND EXECUTIVE MANAGEMENT
WFS shall be prohibited from making any loans to any of its Directors or Executive Management. For clarity, this prohibition is not meant to cover incidental instances where a Director or Executive Management may be in a position requiring repayment of expenses or taxes in the normal course of business, or employee payroll deductions.
WFS has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in WFS derivatives including hedging and monetization schemes involving WFS shares. Directors shall comply at all times with WFS's Anti-Hedging Policy.
19.0 OTHER BOARD MEMBERSHIPS
Unless approved by the Board Chair:
•the CEO and other Executive Management are prohibited from accepting directorships of another public company;
•Directors will not sit on the Boards of more than four public companies;
•three or more WFS Directors are prohibited from sitting on another public company’s board of directors together; and
The CEO and Board Chair will also not accept a position on the board of a company whose CEO is a WFS Director.
20.0 ANNUAL REVIEW OF CHARTER
The NCG Committee shall annually review this Charter to ensure it is sufficient for assisting the Board in the exercise of its responsibilities in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices, and shall recommend modifications to the Board as appropriate.
21.0 DIRECTOR ORIENTATION
The NCG Committee shall oversee a director orientation program developed by Executive Management to familiarize new WFS Directors with the role of the Board and its committees and WFS’s Strategic Plan, financial condition, core values including ethics, corporate governance practices, and other key policies and practices through a review of background material, meetings with management, and visits to facilities as appropriate. All new WFS Directors must participate in the director orientation program, which shall generally commence promptly after the meeting at which the new WFS Director is elected. The Board Chair or NCG Committee Chair shall participate in the director orientation.
The Board also recognizes the importance of continuing education for its Directors and is committed to promoting such education in order to improve both Board and Committee performance in the exercise of their responsibilities, and has delegated primary responsibility for this to the NCG Committee. The NCG Committee shall make recommendations to the WFS Directors about their continuing education on subjects that would assist them in the exercise of their responsibilities. Continuing education may be provided in a variety of different forms, including through external or internal education programs as appropriate.
22.0 COMMITTEES
From time to time, the Board may establish new committees or disband a current committee in light of evolving circumstances and legal and regulatory requirements and with consideration having been given to best corporate governance practices. These committees will report directly to the Board regarding committee activities, issues and related recommendations.
The NCG Committee, working with the Board Chair, is responsible for recommending the assignment of Directors to the various committees, giving consideration to committee composition and requirements. Generally, the Board at its first meeting after the annual meeting of shareholders appoints the members of each Committee. The Board shall give consideration to the periodic rotation of committee membership as well as of the respective committee chairs (as part of the annual committee and chair appointment process or at such other times as the Board Chair sees fit).
Each committee will perform an annual evaluation of its performance, including a review of its compliance with its committee charter as applicable, and the results of the committee’s review shall be presented to the Board. The purpose of such review is to increase the overall
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effectiveness of the committee. On an annual basis, each of the standing Committees shall review its Charter and present any recommended modifications to the Board for approval.
The NCG Committee, working with the Board Chair, performs an annual evaluation and review of the performance of the Board, its committees, and the Board Chair. The results of the evaluation and recommended improvements shall be presented to the Board. The qualifications and performance of all Board members shall be considered in connection with renomination and committee assignments.
Schedule “B”: Summary Omnibus Plan
Current Omnibus Incentive Plan
On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan was further amended and approved by Shareholders at Westport Innovations Inc., a predecessor of Westport Fuel Systems, annual and special meeting held on April 11, 2013 to increase the number of Common Shares available for grant pursuant to Awards by 4,973,355 Common Shares, and on April 30, 2015 by 1,900,000 Common Shares. In addition, on March 18, 2016, Shareholders approved the amendment of the Omnibus Plan to increase the number of Awards available for grant pursuant to the Omnibus Plan by such amount as was required to permit the assumption by the Corporation of previously outstanding equity-based awards in connection with the 2016 merger with Fuel Systems Solutions Inc. (the "merger"). Upon closing of the merger this amount was calculated as 653,532 Common Shares. In 2018, Shareholders again approved the amendment of the Omnibus Plan to increase the number of Common Shares available for grant pursuant to Awards by 1,830,000 Common Shares, to make certain housekeeping amendments and to amend the terms relating to the timing for settlement of RSUs and PSUs. Finally, at the annual general and special meeting on April 29, 2020 Shareholders approved amendments to the Omnibus Plan (i) to extend the termination date of the Omnibus Plan to April 29, 2030 and (ii) to increase the number of Common Shares available for grant pursuant to Awards under this Omnibus Plan by an additional 7,200,000 Common Shares. This resulted in a maximum total of 19,583,532 Common Shares being issuable pursuant to awards granted under the Omnibus Plan.
The Omnibus Plan contains the following general terms:
1.The Omnibus Plan allows for grants of Awards. Share appreciation rights ("SARs") may be granted on a stand-alone basis or in tandem with Options.
a.Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related Option), a participant will be entitled to, payment equal to the excess of the market value of a Common Share on the date of exercise over the subscription or base price under the SAR. The Award may specify whether settlement will be in cash, in Common Shares or a combination of cash or Common Shares.
b.Each RSU or PSU granted under the Omnibus Plan generally represents one Common Share, though Westport has historically granted PSUs that represent from 0.5 to 1.5 Common Shares, depending on the attainment of the performance based vesting criteria. Unless otherwise determined by the HRC Committee, vested Units are required to be settled as soon as practicable following the vesting of such Award (subject to certain maximum time limits) by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.
c.PSUs and other Awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code (the “Internal Revenue Code”) generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.
2.The Omnibus Plan generally provides for grants to be approved by the Board of Directors; however, in certain instances, determinations by a Committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:
a.the HRC Committee will have the power to evaluate the Chief Executive Officer’s awards and performance relating thereto and to determine Awards under the Omnibus Plan for grant to the Chief Executive Officer (which may be made by the HRC Committee along with other independent directors). For other executive officers, the HRC Committee shall make recommendations to the Board of Directors with respect to Awards or may approve the grant of Awards directly as delegated by the Board of Directors; and
b.the HRC Committee will determine performance goals for Awards intended to be “performance-based compensation” under Section 162(m) of the Internal Revenue Code to the Chief Executive Officer and the three highest paid officers, other than the Chief Executive Officer and Chief Financial Officer.
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3.Awards cannot be granted at less than market value, which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the TSX on the last trading day prior to the relevant date, and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ on the last trading day prior to the relevant date. To date the Board of Directors and the HRC Committee have granted all Awards with an exercise or purchase price, as applicable, equal to such market value.
4.The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including with respect to vesting (e.g., vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria or any combination of the foregoing, provided that:
a.performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year;
b.with respect to any Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to common Shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading “Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation” determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such Award or as of any later time permitted under Section 162(m) of the Internal Revenue Code; and
c.Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.
5.The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in “Plan Limitations” below.
6.The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon a change of control of Westport Fuel Systems. With respect to Awards made under the Omnibus Plan, a “change of control” is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation’s then “incumbent board” ceasing to be a majority of the Board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries; a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis); or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the “resulting entity” from the transaction (in substantially the same proportions), the members of the “incumbent board” of the Corporation continue to hold a majority of the board seats of the “resulting entity” and no other person owns more than 50% of the Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.
7.The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).
8.The Omnibus Plan allows Awards other than Options to have up to ten-year terms and Options to have five-year terms, provided that if the term of any Award is to expire during a trading “blackout” established by Westport Fuel Systems or pursuant to any lock-up agreement or similar trading restriction or within ten business days thereafter, the expiry date of such Award shall be extended to ten business days following the end of the applicable blackout period.
DEFERRED SHARE UNITS
The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of DSUs. Such DSUs will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.
TERMINATION OF EMPLOYMENT OR SERVICE
Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:
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•if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport Fuel Systems legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;
•if the employment or service is terminated by retirement, the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs and DSUs shall be settled in accordance with the provisions of the Omnibus Plan;
•if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one-year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an Award as provided above) and any vested phantom share awards, RSUs, PSUs and DSUs shall be settled in accordance with the provisions of the Omnibus Plan; and
•if employment or service is terminated for cause, in the opinion of Westport Fuel Systems legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.
The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of Awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).
PLAN LIMITATIONS
With respect to the current Omnibus Plan, the number of Common Shares that have been authorized for issuance in connection with Awards since the adoption of the Plan is 19,583,532 (representing 13.25% of the issued and outstanding Common Shares as of the date of this Circular).
As at December 31, 2020, an aggregate of 1,551,078 Awards were outstanding under the Omnibus Plan (representing 1.08% of the then issued and outstanding Common Shares) and 7,310,625 Awards were available for future grants (representing 5.07% of the then issued and outstanding Common Shares). As at the date hereof, an aggregate of 1,254,987 Awards were outstanding under the Omnibus Plan (representing 0.85% of the issued and outstanding Common Shares) and 7,400,207 Awards were available for future grants (representing 5.01% of the issued as outstanding Common Shares).
For the purposes of calculating the Award limits specified above:
•Common Shares subject to an Award granted under the Stock Option Plan or Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation;
•Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of Common Shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award, the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation;
•all Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;
•any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;
•any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and
•any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport Fuel Systems shall not be counted against the above limitation.
The aggregate number of Common Shares subject to option or SAR awards granted under the Omnibus Plan; or issued pursuant to performance awards; are also subject to the following limitations:
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1.during any consecutive thirty-six (36) month period to any one participant under the Omnibus Plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code); and
2.the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed US$3,000,000.
In addition (i) the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates, if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and (ii) the aggregate value of Common Shares issued to non-employee directors in connection with awards under the Omnibus Plan shall not exceed C$150,000 per non-employee director per year and the aggregate equity Award value of Common Shares granted to non-employee directors in respect of Options shall not exceed C$100,000 per non-employee director per year.
For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval and security-based compensation arrangements apply to the Corporation, namely, that the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively.
For these purposes, "insider" generally means a director or officer, a director or officer of an insider of one of Westport Fuel Systems subsidiaries or a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.
LIMITATIONS ON REPRICINGS OR EXTENSION OF TERM OF INSIDER AWARDS; TRANSFERABILITY
The exercise price for Options issued to insiders (as referred to under "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.
If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.
Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of Options may be made unless permitted by Section 422 of the Internal Revenue Code.
ELIGIBILITY
All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.
AMENDMENTS & TERMINATION
The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:
•any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the Common Shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;
•any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Award's value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;
•any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;
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•any amendment extending the term of an Award beyond its original expiry date, except as otherwise permitted by the Omnibus Plan;
•any amendment extending eligibility to participate in the Omnibus Plan to persons other than executive officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;
•any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;
•any amendment increasing the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with Awards granted under the Omnibus Plan;
•any amendment to the amendment provisions;
•the adoption of any Option exchange involving Awards; and
•any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.
Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:
•amendments of a technical, clerical or "housekeeping" nature, including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;
•amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;
•amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);
•amendments respecting administration of the Omnibus Plan, including, without limitation, the method or manner of exercise of any Award;
•any amendments to the vesting provisions of the Omnibus Plan or any Award;
•any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;
•any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider, in the case of an amendment extending the term of an Award, provided any amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;
•the addition of any form of financial assistance by Westport Fuel Systems for the acquisition by all or certain categories of participants of Common Shares under the Omnibus Plan, and the subsequent amendment of any such provision;
•the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Omnibus Plan reserve;
•adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport Fuel Systems;
•amendments necessary to suspend or terminate the Omnibus Plan; and
•any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.
PERFORMANCE VESTING CONDITIONS FOR AWARDS INTENDED TO QUALIFY AS PERFORMANCE-BASED COMPENSATION
Awards granted under the Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport Fuel Systems with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport Fuel Systems or its subsidiaries, divisions, or its business or
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geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.
A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.
Unless an adjustment would affect the status of an Award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occur during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport Fuel Systems MD&A of financial condition and results of operations appearing in the Corporation's periodic reports under the Exchange Act for the applicable period.
TERM
The Omnibus Plan is effective with respect to grants of Awards issued before the Meeting. If the proposed amendments to the Omnibus Plan are approved by Shareholders at the Meeting, Awards granted following the Meeting shall be governed by the terms of the Omnibus Plan, as amended. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.
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